Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Expressed in thousands of United States dollars, unless otherwise stated)

Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Equinox Gold Corp. and its subsidiaries (“Equinox Gold” or the “Company”) and all the information in the annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements are not exact since they include certain amounts that have been calculated based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.
Equinox Gold maintains systems of internal accounting and administrative controls to provide, on a reasonable basis, assurance that its financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2025 is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee (“Committee”).
The Committee is appointed by the Board of Directors, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Company’s shareholders. KPMG LLP has full and free access to the Committee.

/s/ Darren Hall	/s/ Peter Hardie

Darren Hall	Peter Hardie
Chief Executive Officer	Chief Financial Officer

February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Equinox Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of mineral properties acquired in the acquisition of Calibre Mining Corp. (“Calibre Acquisition”)

As discussed in Note 5 to the consolidated financial statements, on June 17, 2025, the Company acquired 100% of the issued and outstanding shares of Calibre Mining Corp. The Calibre Acquisition was accounted for as a business combination. The total purchase price of $1,969,074 thousand was allocated to the identifiable assets acquired and liabilities assumed based on their acquisition-date fair values. The Company recognized the acquisition-date fair value of mineral properties, plant and equipment of $2,925,832 thousand. The fair value of mineral properties of $2,020,450 thousand was estimated using a discounted cash flow models for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rates, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, future operating and capital expenditures and the in-situ value per ounce of gold for unmodeled mineral resources based on comparable market transactions.
We identified the evaluation of the fair value measurement of mineral properties acquired in the Calibre Acquisition as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the acquisition-date fair value of mineral properties. Significant assumptions used in the determination of the fair value included estimates of the appropriate discount rates, future gold prices and foreign exchange rates, production based on current mineral reserves, future operating and capital expenditures and the in-situ value per ounce of gold for unmodelled mineral resources based on comparable market transactions. Changes in any of these assumptions could have had a significant effect on the determination of the fair value measurement of mineral properties acquired.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to determine the fair value measurement of mineral properties acquired in the Calibre Acquisition. This included controls over the Company’s development of the significant assumptions used to estimate the fair value of the acquired mineral properties. We evaluated the reasonableness of production, operating and capital expenditures assumptions by comparing them to historical information, a third-party technical report and management’s specialists reports. We evaluated the competence, experience, and objectivity of management’s specialists who provided the reports with respect to production, operating and capital expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the Company’s future gold prices and foreign exchange rates by comparing to third party estimates; (2) evaluating the Company’s discount rates by comparing to an estimate independently developed using publicly available third-party sources and (3) evaluating the Company’s estimates of the in-situ value per ounce of gold for unmodelled mineral resources by assessing the Company’s approach to determining this assumption and comparing it to independent sources and market data for comparable entities where available.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada
February 20, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Equinox Gold Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Equinox Gold Corp.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Calibre Mining Corp. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Calibre Mining Corp.’s internal control over financial reporting associated with total revenues of $604.0 million, net income of $80.7 million, total current assets of $415.2 million, total non-current assets of $1,793.7 million, total current liabilities of $474.6 million and total non-current liabilities of $499.3 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Calibre Mining Corp.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting and Disclosure Controls and Procedures”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 20, 2026

Consolidated Statements of Financial Position
At December 31, 2025 and 2024
(Expressed in thousands of United States dollars)

	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$407,355	$239,329
Marketable securities	6	162,683	6,142
Trade and other receivables	7	65,468	70,035
Inventories	8	369,759	417,541
Prepaid expenses		26,352	44,529
Other current assets		10,608	6,529
Assets held for sale	9	928,332	—
		1,970,557	784,105
Non-current assets
Restricted cash		7,567	12,201
Inventories	8	368,130	277,102
Mineral properties, plant and equipment	10	7,910,329	5,564,713
Deferred income tax assets	26	—	2,339
Other non-current assets	11	278,812	73,135
Total assets		$10,535,395	$6,713,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$302,420	$258,341
Income taxes payable		153,118	10,103
Current portion of loans and borrowings	13	181,330	135,592
Current portion of deferred revenue	14	127,597	116,334
Current portion of derivative liabilities	15(b)	184,171	116,563
Other current liabilities	16	82,663	52,158
Liabilities relating to assets held for sale	9	230,675	—
		1,261,974	689,091
Non-current liabilities
Loans and borrowings	13	1,373,350	1,212,239
Deferred revenue	14	165,130	266,718
Derivative liabilities	15(b)	46,710	46,372
Reclamation and closure cost provisions	17	229,787	130,174
Deferred income tax liabilities	26	1,411,851	799,972
Other non-current liabilities	18	251,286	171,477
Total liabilities		4,740,088	3,316,043
Shareholders’ equity
Common shares		4,874,712	2,798,820
Reserves	21	93,081	74,100
Accumulated other comprehensive income (loss)		7,516	(89,027)
Retained earnings		819,998	613,659
Total equity		5,795,307	3,397,552
Total liabilities and equity		$10,535,395	$6,713,595
Commitments and contingencies (notes 10(d), 15(b)(ii), 32(b) and 34)
Subsequent events (notes 1, 5(b), 9, 13(a), 13(b), 15(a) and 35)
The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Income
For the years ended December 31, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Note	2025	2024(1)
Continuing operations
Revenue	22	$1,817,195	$912,840
Cost of sales
Operating expense	23	(834,589)	(596,921)
Depreciation and depletion		(339,694)	(109,796)
		(1,174,283)	(706,717)
Income from mine operations		642,912	206,123

Care and maintenance expense		(94,991)	(580)
Exploration and evaluation expense		(10,884)	(1,631)
General and administration expense	24	(104,698)	(52,208)
Income from operations		432,339	151,704

Finance expense		(179,288)	(91,302)
Finance income		10,946	7,071
Other (expense) income	25	(132,630)	465,837
Income before income taxes from continuing operations		131,367	533,310

Income tax expense	26	(150,228)	(273,016)
Net (loss) income from continuing operations		(18,861)	260,294

Discontinued operations
Net income from discontinued operations	9	240,332	78,993
Net income		$221,471	$339,287

Net income per share
Basic	27	$0.35	$0.85
Diluted	27	$0.35	$0.75
Net (loss) income per share - continuing operations
Basic	27	$(0.03)	$0.65
Diluted	27	$(0.03)	$0.59
Weighted average shares outstanding
Basic	27	630,306,219	400,109,698
Diluted	27	630,306,219	473,546,710
(1)    Restated. See note 9.
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025 and 2024
(Expressed in thousands of United States dollars)

	Note	2025	2024
Net income		$221,471	$339,287
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation loss		—	(84,417)
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine	5(c)	—	31,904
Items that will not be reclassified subsequently to net income or loss:
Net increase (decrease) in fair value of marketable securities and other investments in equity instruments	6(c)	92,648	(39,961)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments		(12,511)	—
Remeasurement of post-employment benefits		1,274	—
		81,411	(92,474)
Total comprehensive income		$302,882	$246,813

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024
(Expressed in thousands of United States dollars)

	Note	2025	2024
Cash provided by (used in):
Operating activities
Net income for the year		$221,471	$339,287
Adjustments for:
Depreciation and depletion		517,516	222,616
Finance expense		185,678	95,381
Amortization of deferred revenue	14	(158,063)	(14,342)
Change in fair value of derivatives		113,964	123,289
Settlements of derivatives	15	(85,080)	(13,857)
Unrealized foreign exchange loss (gain)		21,149	(21,418)
Gain on remeasurement of previously held interest in the Greenstone Mine	5(c)	—	(579,816)
Income tax expense	26	191,119	290,794
Income taxes paid		(129,226)	(19,602)
Other		36,575	7,866
Operating cash flow before changes in non-cash working capital		915,103	430,198
Changes in non-cash working capital	30	(96,758)	(58,014)
		818,345	372,184
Investing activities
Expenditures on mineral properties, plant and equipment		(692,346)	(412,073)
Cash acquired on acquisition of Calibre Mining Corp.	5(a)	193,107	—
Investment in Calibre Mining Corp.	5(a)	(40,000)	—
Net proceeds on disposal of assets	5(b)	83,232	—
Proceeds from dispositions of marketable securities	6(b)	3,023	48,191
Acquisition of Greenstone Mine	5(c)	—	(744,110)
Other		(5,689)	(3,727)
		(458,673)	(1,111,719)
Financing activities
Drawdowns on credit facility	13(a)	85,000	560,000
Repayments of loans and borrowings	13(a),(b)	(81,482)	—
Proceeds from other financing arrangements	18(a)	21,621	57,346
Repayments of other financing arrangements	18(a)	(24,878)	(7,296)
Interest paid	13, 18(a)	(132,580)	(112,647)
Lease payments	19(b)	(39,887)	(29,494)
Net proceeds from shares issued in public offerings	20(b)	—	335,562
Transaction costs and other		313	(10,996)
		(171,893)	792,475
Effect of foreign exchange on cash and cash equivalents		2,896	(5,606)
Increase in cash and cash equivalents		190,675	47,334
Cash and cash equivalents – beginning of year		239,329	191,995
Cash and cash equivalents – end of year		430,004	239,329
Cash and cash equivalents classified as held for sale	9	(22,649)	—
Cash and cash equivalents, excluding cash and cash equivalents held for sale		$407,355	$239,329
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares)

		Common Shares
	Note	Number	Amount	Reserves (note 21)	Accumulated other comprehensive (loss) gain	Retained earnings	Total
Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in connection with acquisition of Greenstone Mine	5(c)	42,000,000	217,640	—	—	—	217,640
Shares issued in public offerings	20(b)	67,311,076	349,228	—	—	—	349,228
Conversion of convertible notes	13(f)	26,602,031	151,877	(12,216)	—	—	139,661
Shares issued on exercise of stock options and settlement of restricted share units	20(b)	1,474,198	9,338	(6,882)	—	—	2,456
Share-based compensation	20(d)	—	—	10,297	—	—	10,297
Share issue costs		—	(13,666)	—	—	—	(13,666)
Dispositions of marketable securities	6(b)	—	—	—	74,177	(74,177)	—
Modification of convertible notes	13(e),(f)	—	—	3,824	—	—	3,824
Shares acquired and cancelled		(168,645)	(1,162)	—	—	—	(1,162)
Net income and total comprehensive income		—	—	—	(92,474)	339,287	246,813
Balance – December 31, 2024		455,232,521	2,798,820	74,100	(89,027)	613,659	3,397,552
Shares and options issued in connection with acquisition of Calibre Mining Corp.	5(a)	302,842,820	1,888,026	39,663	—	—	1,927,689
Conversion of convertible notes	13(e)	21,427,419	149,426	(10,148)	—	—	139,278
Shares issued on exercise of stock options and warrants and settlement of restricted share units	20(b)	6,129,690	38,793	(25,512)	—	—	13,281
Share-based compensation	20(d)	—	—	14,978	—	—	14,978
Share issue costs		—	(353)	—	—	—	(353)
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net income and total comprehensive income		—	—	—	81,411	221,471	302,882
Balance – December 31, 2025		785,632,450	$4,874,712	$93,081	$7,516	$819,998	$5,795,307
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On May 13, 2024, the Company completed the acquisition of the remaining 40% interest in the Greenstone Mine (“Greenstone”) (the “Greenstone Acquisition”), resulting in Equinox Gold owning 100% of Greenstone (note 5(c)).
On June 17, 2025, the Company completed the acquisition of Calibre Mining Corp. (“Calibre”), a gold mining, development and exploration company (the “Calibre Acquisition”) (note 5(a)).
On October 1, 2025, the Company completed the sale of its assets located in Nevada, USA (the “Nevada Assets”) which were assumed as part of the Calibre Acquisition (note 5(b)).
On January 23, 2026, the Company completed the sale of its 100% interest in the Aurizona Mine (“Aurizona”), Bahia Complex and RDM Mine located in Brazil (collectively, the “Brazil Operations”) (the “Brazil Sale Transaction”). The assets and liabilities relating to the Brazil Operations were classified as held for sale at December 31, 2025 and presented as discontinued operations for the years ended December 31, 2025 and 2024 (note 9).
All of the Company’s principal properties are located in the Americas. Details of the Company’s wholly owned principal properties and material subsidiaries as at December 31, 2025 are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone(1)	Production
Marathon Gold Corporation (“Marathon”)	100%	Canada	Valentine Gold Mine (“Valentine”)(2)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollo Minero de Nicaragua S.A.	100%	Nicaragua	La Libertad Mine Complex (“La Libertad”)	Production
Triton Minera S.A.	100%	Nicaragua	El Limon Mine Complex (“El Limon”)	Production
Mineração Aurizona S.A. (“MASA”), Santa Luz Desenvolvimento Mineral Ltda and Mineração Riacho Dos Machados Ltda	100%	Brazil	Brazil Operations	Discontinued operations
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)(3)	Development
Desarollos Mineros San Luis S.A. de C.V. (“DMSL”)	100%	Mexico	Los Filos Mine Complex (“Los Filos”)(4)	Development
(1)    Greenstone reached commercial production, which is the point at which the mine is capable of operating in the manner intended by the Company’s management, in November 2024 (note 10(b)).
(2)    Valentine reached commercial production in November 2025 (note 10(b)).
(3)    In August 2024, the Company suspended mining at Castle Mountain and classified the mine as a development project for the duration of the permitting period for the mine’s phase 2 project.
(4)    On April 1, 2025, the Company suspended operations at Los Filos (note 10(c)(i)) and classified the mine as a development project.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

2.    BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 20, 2026.
(b)Basis of consolidation
(i)Subsidiaries
The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. The financial position and results of operations of Calibre are included in these consolidated financial statements from June 17, 2025. From May 13, 2024, following the completion of the Greenstone Acquisition, 100% of the financial position and results of operations of Greenstone is included in these consolidated financial statements.
(ii)Joint operation
Prior to the completion of the Greenstone Acquisition on May 13, 2024, Greenstone was accounted for as a joint operation and the Company’s 60% share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated.
(c)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(d)Functional currency and foreign currency translation
The functional currency of the Company and its subsidiaries is the US dollar.
Foreign exchange gains and losses related to transactions and balances denominated in non-US dollar currencies are recognized in net income or loss, except for foreign exchange gains and losses relating to financial assets measured at fair value through other comprehensive income (“FVOCI”) which are recognized in other comprehensive income (“OCI”). Foreign exchange gains and losses are reported on a net basis within other income or expense.
Prior to reaching commercial production in November 2024, the functional currency of Greenstone was the Canadian dollar. In November 2024, the functional currency of Greenstone changed from the Canadian dollar to the US dollar. The change in Greenstone’s functional currency was accounted for prospectively as of the date of change, whereby all assets and liabilities of Greenstone were translated into its US dollar functional currency using the exchange rate as of such date with the resulting exchange differences recognized in OCI. The translated amounts for non-monetary items as of the date of change in functional currency are treated as their historical costs. Cumulative exchange differences recognized in OCI will remain in accumulated OCI unless the Company disposes of the entities in which its interest in Greenstone is held, at which time the cumulative amount of exchange differences related to the entity disposed of will be reclassified to profit or loss as part of the gain or loss on disposal.
(e)Reclassification of comparative amounts
Certain of the prior year comparative amounts have been reclassified to conform with the current period presentation.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES
(a)Business combinations
A business combination is a transaction whereby the Company acquires and obtains control of a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities. When acquiring a set of activities and assets in the exploration or development stage, which may not have outputs at the acquisition date, the Company determines whether the set of activities and assets include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. An acquired process is considered substantive when: (i) the process is critical to the ability to develop or convert the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.
The Company accounts for business combinations using the acquisition method whereby the consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Liabilities assumed include contingent liabilities that represent a present obligation arising from past events.
In a business combination achieved in stages whereby the Company obtains control of a business that is a joint operation in which it held an interest immediately before the acquisition date, the Company remeasures its share of assets and liabilities of the joint operation immediately before the acquisition date of the business combination at their acquisition-date fair values, and recognizes the resulting gain or loss in net income or loss.
(b)Inventories
Stockpiled ore, heap leach ore, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). Costs include the cost of direct labour and materials, mine-site overhead expenses and depreciation and depletion of related mineral properties, plant and equipment. NRV is calculated as the estimated price at the time of expected sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and selling costs.
Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore and are removed at the weighted average cost as ore is processed.
Heap leach ore inventories represent ore that is being processed through heap leaching. Costs are added to heap leach ore inventories based on mining and leaching costs incurred. Costs are removed from heap leach ore inventories as ounces of recoverable gold are transferred to the plant for further processing based on the average cost per recoverable ounce on the leach pads.
Work-in-process inventories represent ore that is in the process of being converted into finished goods, other than by heap leaching. The costs included in work-in-process inventories represent the weighted average mining cost of ore being processed and the processing costs incurred prior to the refining process.
The average cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.
Write-downs of inventories to NRV are included in cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the NRV of the related inventories.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Mineral properties, plant and equipment
(i)Mineral properties and construction-in-progress
Mineral properties and construction-in-progress include:
•Costs of acquired producing and development stage properties;
•Costs reclassified from exploration and evaluation assets;
•Capitalized mine development costs;
•Construction costs;
•Deferred stripping costs;
•Estimates of reclamation and closure costs; and
•Borrowing costs incurred that are attributable to qualifying mineral properties, plant and equipment.
Costs of producing and development stage properties acquired are included in mineral properties. Mine development costs and associated plant construction costs, which include borrowing costs where applicable, are capitalized to construction-in-progress until the mine reaches commercial production and the underlying asset is commissioned, at which point the capitalized development and construction costs are reclassified to mineral properties or plant and equipment, respectively. Mine development costs are costs incurred to obtain access to mineral reserves and represent those expenditures incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability of a project, and after receipt of approval for project expenditures from the Board of Directors. Commercial production is the point at which a mine is capable of operating in the manner intended by management.
During the production phase of a mine, development costs incurred to maintain current production are included in operating expense. For an underground mine, these costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to underground ore are capitalized.
Stripping costs incurred during the production phase of an open pit mine, including depreciation of related plant and equipment, are included in operating expense unless the criteria for capitalizing these costs as described below are met. Stripping costs capitalized during the production phase of a mine are referred to as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:
•It is probable that the future economic benefit (improved access to ore that will be mined in future periods and that would not have otherwise been accessible) associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.
Capitalized stripping costs are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.
Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are depleted using the units-of-production method over the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain mines, measured and indicated resources. Depletion of mineral properties begins when the mine reaches commercial production.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Mineral properties, plant and equipment (continued)
(i)Mineral properties and construction-in-progress (continued)
Depreciation and depletion of capitalized mine development and construction costs begin when the mine reaches commercial production and the costs have been reclassified to mineral properties or plant and equipment.
(ii)Exploration and evaluation assets
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.
The Company capitalizes direct costs of acquiring exploration properties as exploration and evaluation assets. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.
Exploration and evaluation costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that the project is technically feasible and commercially viable, and upon receipt of approval for project expenditures from the Board of Directors. When approval for project expenditures is received, the related capitalized acquisition costs are assessed for impairment and reclassified to mineral properties. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the project is determined to be uneconomical or abandoned.
(iii)Plant and equipment
Plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.
The carrying amounts of plant and equipment are depreciated to the residual values, if any, using either (a) the straight-line method over the shorter of the estimated useful life of the asset or the life of the mine or (b) the units-of-production method over the estimated recoverable ounces. For right-of-use assets that do not include the exercise price of a purchase option in the measurement of the assets, the depreciation period represents the period from lease commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. For right-of-use assets that include the exercise price of a purchase option that the Company is reasonably certain to exercise in the measurement of the assets, the depreciation period is the period from lease commencement date to the end of the useful life of the underlying asset. Depreciation begins when the plant or equipment is capable of operating in the manner intended by management.
The useful lives of plant and equipment are reviewed annually and, if required, adjusted prospectively.
(d)Financial instruments
(i)Recognition and measurement
Financial assets and financial liabilities are initially measured at fair value. Directly attributable transaction costs associated with financial assets and financial liabilities that are subsequently measured at fair value through profit or loss (“FVTPL”) are expensed as incurred, while directly attributable transaction costs associated with all other financial assets and financial liabilities are included in the initial carrying amount of the asset or liability, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Financial instruments (continued)
(i)Recognition and measurement (continued)
Subsequent to initial recognition, financial assets and financial liabilities are classified and measured as follows:
Financial assets and financial liabilities at amortized cost
Financial assets are classified as and subsequently measured at amortized cost if: (i) the objective of the Company’s business model for managing the financial assets is to collect their contractual cash flows; and (ii) the financial assets’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”). The Company’s cash and cash equivalents, restricted cash, trade receivables, and other current and non-current receivables are classified as and subsequently measured at amortized cost. Accounts payable and accrued liabilities, loans and borrowings and other financial liabilities, except for derivatives, are classified as and subsequently measured at amortized cost.
Finance income or expense for financial assets and financial liabilities, respectively, measured at amortized cost, is recognized using the effective interest method.
For financial assets, the amortized cost includes an adjustment for credit loss allowance, if applicable.
Derivative assets and liabilities at FVTPL
A derivative is defined as having the following characteristics:
•Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
•It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
•It is settled at a future date.
A derivative that is not classified as an equity instrument is initially recognized as a financial asset or financial liability at its fair value on the date the derivative contract is entered into. The fair values of derivatives are remeasured at the end of each reporting period with changes in fair values recognized in other income or expense.
A derivative that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash in terms of its functional currency or another financial asset is classified as an equity instrument, rather than a financial liability. As the exercise price of the share purchase warrants assumed as part of the Calibre Acquisition is denominated in CAD, the Company will receive a variable amount of cash in terms of the Company’s US dollar functional currency in exchange for a fixed amount of shares upon exercise of the warrants by the holders. Accordingly, the share purchase warrants are accounted for as derivatives measured at FVTPL.
Non-derivative financial assets at FVTPL
Non-derivative financial assets are classified as and subsequently measured at FVTPL, with changes in fair values recognized in net income or loss, if they are not held within a business model whose objective includes collecting the financial assets’ contractual cash flows or the contractual cash flows of the financial assets do not represent SPPI.
The convertible note receivable included in other non-current assets is classified as and subsequently measured at FVTPL.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Financial instruments (continued)
(i)Recognition and measurement (continued)
Equity investments at FVOCI
On initial recognition, the Company may irrevocably elect to classify investments in equity instruments as investments measured at FVOCI (on an individual instrument basis) and present subsequent changes in the fair value of these investments in OCI. The cumulative gain or loss recognized in OCI is reclassified to retained earnings or deficit upon disposition of the investment in equity instrument.
The Company’s investments in marketable securities, including its investment in Versamet Royalties Corporation (“Versamet”) which was included in other non-current assets at December 31, 2024, which are not held for trading, are classified as and measured at FVOCI.
Compound financial instruments
The Company’s convertible notes issued, except for the convertible notes it assumed as part of the Calibre Acquisition (the “2025 Convertible Notes”) as described below as hybrid financial instruments, are compound financial instruments consisting of a financial liability, and a conversion option that represents the holder’s right to convert the liability into a fixed number of the Company’s common shares which is classified as an equity instrument.
On initial recognition, the financial liability component is measured at fair value, calculated as the present value of the contractual principal and interest payments over the term of the instrument. The equity component is measured at the residual amount, calculated as the difference between the fair value of the compound financial instrument as a whole and fair value of the financial liability component. Directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts.
The financial liability component is subsequently measured at amortized cost. The equity component is not subsequently remeasured. Upon conversion of a convertible note, the carrying amount of the financial liability is reclassified to equity with no gain or loss recognized.
Hybrid financial instruments
The 2025 Convertible Notes are hybrid financial instruments consisting of a debt host financial liability and an embedded conversion option derivative liability. As the exercise price of the conversion option is denominated in CAD, the Company will receive a variable amount of cash in terms of the Company’s US dollar functional currency in exchange for a fixed amount of shares upon exercise of the conversion option by the holders. Accordingly, the conversion option is accounted for as a derivative measured at FVTPL.
The debt host component of the 2025 Convertible Notes was initially measured at fair value, calculated as the present value of the contractual principal and interest payments over the term of the instrument, and is subsequently measured at amortized cost.
(ii)Modification of contractual cash flows
A substantial modification of the terms of a financial instrument is accounted for as an extinguishment of the existing financial instrument and the recognition of a new financial instrument. Modifications of multiple financial instruments held by the same party that are entered into at the same time and in contemplation of each other are assessed together as one modification agreement.
For financial liabilities, terms are considered substantially modified when the present value of contractual cash flows under the new terms discounted using the original effective interest rate (“EIR”) is at least 10% different from the present value of the remaining contractual cash flows under the original terms. If the difference in present value of the contractual cash flows is less than 10%, the Company performs a qualitative assessment to determine whether the terms are considered substantially different.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Financial instruments (continued)
(ii)Modification of contractual cash flows (continued)
For compound instruments, the Company performs a quantitative and qualitative assessment to determine whether a modification of the terms is considered a substantial modification. A quantitative assessment is performed on the modification of the liability component as described above. A qualitative assessment is performed on the modification of the whole compound instrument which includes considering the effects of the modification on the equity component and determining whether the change in fair value of the equity component as of the date of modification as compared to the sum of the fair values of the liability and equity components immediately prior to modification is greater than 10%.
A gain or loss on extinguishment of a financial liability is recognized in other income or expense.
For non-substantial modifications, the Company recalculates the amortized cost of the financial liability and recognizes a modification gain or loss in other income or expense. The amortized cost of the financial liability is calculated as the present value of the modified contractual cash flows discounted using the original EIR of the financial liability. Transaction costs incurred in connection with the amendments are amortized over the remaining term of the modified financial instrument.
(iii)Contracts to buy or sell a non-financial item
A contract to buy or sell a non-financial item that can be settled net in cash or another financial instrument is accounted for as a derivative unless the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. The criteria for net settlement in cash or another financial instrument is met when:
•The terms of the contract permit either party to settle net in cash or another financial instrument;
•The Company has a practice of settling similar contracts net in cash or another financial instrument;
•The Company has a practice of taking delivery of the underlying non-financial item and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price; or
•The non-financial item is readily convertible to cash.
(e)Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets, including mineral properties, plant and equipment, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset is the higher of its value in use and fair value less costs of disposal (“FVLCOD”). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. FVLCOD is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, the FVLCOD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those expected to be used by a market participant. For the purposes of impairment testing, assets are assessed on an individual asset basis when applicable or grouped together into the smallest group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets (the cash generating unit or “CGU”). This generally results in the Company identifying each mine or development project as a separate CGU.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)Impairment of non-financial assets (continued)
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. An impairment loss is reversed through net income or loss in the period of reversal and the carrying amount of the asset or CGU is increased to the revised estimate of the recoverable amount to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation and depletion, if no impairment loss had been recognized.
(f)Provisions
A provision, being a liability of uncertain timing or amount, is recognized when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.
A provision for reclamation and closure costs is generally recognized at the time that environmental disturbance occurs. The provision is calculated as the present value of the expenditure required to settle the obligation. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related mineral property and is amortized using the same method as applied to the related asset. Following the initial recognition of the provision, the carrying amount is increased for the unwinding of the discount and adjusted for actual expenditures and changes to the discount rate and the amount or timing of future cash flows required to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized as an adjustment to the carrying amount of the related mineral property.
(g)Leases
Right-of-use assets are carried at cost less accumulated depreciation and accumulated impairment losses and adjusted for remeasurements of the lease liability. The cost of right-of-use assets is the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date.
The lease liability is initially measured at the present value of the future lease payments during the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease term is the non-cancellable period of the lease together with periods covered by extension options that the Company is reasonably certain to exercise, and periods covered by termination options that the Company is reasonably certain not to exercise. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently increased by the interest on the lease liability, measured using the discount rate, and decreased by lease payments made. The lease liability is remeasured using an unchanged discount rate when there is a change in future lease payments arising from a change in an index or rate. The lease liability is remeasured using a revised discount rate when there is a change in future lease payments resulting from changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months, and arrangements for the Company’s use of land to explore, develop, produce or otherwise use the mineral resource contained in that land. Payments associated with these arrangements are instead recognized as an expense on a straight-line basis over the term of the arrangement.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(g)Leases (continued)
The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the consolidated statement of financial position.
(h)Share-based payments
(i)Equity-settled share-based payments
The grant-date fair values of equity-settled restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) are recognized as share-based compensation expense over the vesting period, with a corresponding increase to shareholders’ equity within reserves.
For equity-settled RSUs and pRSUs with non-market vesting conditions such as completion of a specified service period, the Company estimates the grant-date fair value based on the quoted price of the Company’s common shares on the date of grant. The amount recognized as an expense over the vesting period is based on management’s best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest.
For equity-settled pRSUs with market vesting conditions, the Company estimates the grant-date fair value using the Monte Carlo method to project the Company’s performance and the performance of the relevant market index against which the Company’s performance is compared.
(ii)Cash-settled share-based payments
The fair values of cash-settled share-based payments are recognized as share-based compensation expense over the vesting period, with a corresponding increase to liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with changes in fair values recognized in net income or loss for the period.
The Company’s cash-settled share-based payments consist of deferred share units (“DSUs”), certain RSUs and certain pRSUs. The fair values of cash-settled DSUs and RSUs are estimated based on the quoted market price of the Company’s common shares. The fair values of cash-settled pRSUs are based on the quoted market price of the Company’s common shares and projected performance.
(i)Revenue recognition
Revenue is principally generated from the sale of gold bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold bullion.
The Company’s gold prepay transactions with a syndicate of its existing lenders (the “Gold Prepay Transactions”) and gold purchase and sale arrangement with Versamet and another counterparty (the “Gold Purchase and Sale Arrangement”) under which it received upfront cash prepayments in exchange for delivering a specified number of gold ounces over a specified delivery period are held for the purpose of delivery of gold in accordance with the Company’s expected sale requirements and are accounted for as contracts with customers. The Company’s obligation under the gold stream arrangement assumed as part of the Greenstone Acquisition (the “Stream Arrangement”) and the gold prepay arrangement assumed as part of the Calibre Acquisition (the “Other Gold Prepay Arrangement”) are also accounted for as contracts with customers.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(i)Revenue recognition (continued)
The cash prepayments received under the Gold Prepay Transactions and Gold Purchase and Sale Arrangement, along with the acquisition-date fair value of obligations under the Stream Arrangement and Other Gold Prepay Arrangement, are recognized as deferred revenue. The carrying amount of deferred revenue is amortized to net income or loss as revenue at the time of each gold delivery on a per ounce basis based on the total number of gold ounces to be delivered and the total transaction price.
The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods to the customer. The transaction price is estimated at the contract inception date based on estimated future gold prices over the delivery period. Certain of the above contracts contain variable consideration based on the spot price of gold at the time of delivery. For these contracts, the estimated transaction price is updated to reflect the spot price of gold at the time of delivery with the change in transaction price recognized as revenue in the period the gold is delivered.
The Stream Arrangement contains variable consideration based on the spot price of gold at the time of delivery and number of total ounces to be delivered based on Greenstone’s life-of-mine (“LOM”) plan. When there is a change in Greenstone’s LOM plan, the estimated transaction price is updated and re-allocated to the total number of ounces expected to be delivered under the contracts, which results in an adjustment to the cumulative revenue recognized in the period in which the change is made.
The difference between the estimated transaction price and the amount recognized as deferred revenue represents the financing component. The carrying amount of deferred revenue is increased to the estimated transaction price using the effective interest method, with a corresponding expense recognized in finance expense.
(j)Borrowing costs
Borrowing costs that are directly attributable to the acquisition and construction or development of a qualifying asset are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Management applies judgement on a case-by-case basis to determine whether an asset is a qualifying asset, which is defined as an asset that necessarily takes a substantial period of time to get ready for its intended use. Other borrowing costs are recognized as finance expense in the period in which they are incurred.
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is the actual net borrowing costs incurred on that borrowing during the period. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the cumulative expenditures on that asset. The capitalization rate is calculated as the weighted average of the borrowing costs applicable to all borrowings of the Company, other than specific borrowings, that are outstanding during the period.
(k)Income taxes
Income tax expense or recovery is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense or recovery is the expected income taxes payable or receivable in respect of the taxable income or loss for the period, measured using tax rates that are enacted or substantively enacted at the reporting date, plus any adjustments recognized during the period for current tax related to prior periods.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(k)Income taxes (continued)
Temporary differences are differences between the carrying amounts of assets and liabilities in the statement of financial position and the amounts attributed to the assets and liabilities for tax purposes. Deferred income tax liabilities are recognized for taxable temporary differences, except when the deferred tax liability arises from the initial recognition of assets or liabilities in a transaction that (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting nor taxable income or loss; and (iii) at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred income tax liabilities are not recognized for taxable temporary differences relating to investments in subsidiaries to the extent that the Company can control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for deductible temporary differences and the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable income will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, unless the deferred tax asset arises from the initial recognition of assets or liabilities in a transaction that (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting nor taxable income or loss; and (iii) at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred income tax assets are recognized for deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable that the temporary difference will reverse in the foreseeable future. The Company reassesses unrecognized deferred income tax assets at the end of each reporting period and recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.
The Company is subject to a global minimum top-up tax (referred to as “Pillar Two”). The Company has applied the temporary mandatory relief from recognizing deferred tax assets and liabilities arising from Pillar Two legislation that are enacted or substantively enacted at the reporting date and accounts for Pillar Two income taxes, if any, as current tax expense in the period they are incurred.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the underlying temporary differences in the period when they reverse based on tax rates that are enacted or substantively enacted at the reporting date.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and intends either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and the amounts relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously.
When there is uncertainty over income tax treatments, the Company assesses whether it is probable that the relevant taxation authority will accept the uncertain tax treatment. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment, the Company’s calculated income tax expense or recovery reflects the use of the tax treatment. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of the uncertainty is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability.
(l)Net income (loss) per share
Basic net income (loss) per share (“EPS”) is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting net income or loss and the weighted average number of shares outstanding for the effects of dilutive potential common shares, which comprise equity-settled RSUs and pRSUs, stock options, share purchase warrants and convertible notes.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(l)Net income (loss) per share (continued)
Potential common shares are dilutive when their conversion to common shares decrease earnings per share or increase loss per share from continuing operations. For the purpose of calculating diluted EPS, dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, the date the potential common shares are issued.
Contingently issuable shares under the Company’s pRSUs are included in the diluted EPS calculation based on the number of shares that would be issuable if the reporting date were the end of the contingency period. The dilutive effect of stock options and share purchase warrants assumes that the proceeds from potential exercise of the instruments are used to repurchase the Company’s common shares at the average market price for the period. Stock options and share purchase warrants are dilutive and included in the diluted EPS calculation to the extent exercise prices are below the average market price of the Company’s common shares. The dilutive effect of convertible notes reflects the number of shares that would be issued on conversion of the notes.
(m)New and amended IFRS standards not yet effective
(i)Amendments to the classification and measurement of financial instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).
The amendments to IFRS 9 clarify that unless the Company makes an election as described below, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments permit the Company to elect, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be extinguished before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant.
The amendments to IFRS 7 added requirements relating to investments in equity instruments designated at FVOCI to disclose separately the change in fair values presented in OCI for investments derecognized during the reporting period and those held at the end of the reporting period. In addition, entities are required to disclose information to help users understand the effect of contingent features that are unrelated to basic lending risks and costs that could change the contractual cash flows of a financial asset measured at amortized cost or FVOCI and financial liability measured at amortized cost.
In accordance with IFRS, the Company applied the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, on a prospective basis. The impacts of the amendments to IFRS 9 will depend on the method and timing of future settlements. The additional disclosures required under the IFRS 7 amendments will be included beginning with the Company’s annual consolidated financial statements for the year ending December 31, 2026.
(ii)Presentation and disclosure in financial statements
In April 2024, the IASB issued a new standard, IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 sets out requirements for the presentation of information in the primary financial statements and disclosure of information in the notes to the primary financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(m)New and amended IFRS standards not yet effective (continued)
(ii)Presentation and disclosure in financial statements (continued)
IFRS 18 introduces the following new requirements: (a) classification of income and expenses, including foreign exchange gains and losses, and gains and losses on derivatives, in the statement of income or loss into one of the following five categories: operating, investing, financing, income taxes and discontinued operations; (b) subtotals for operating income or loss, and income or loss before financing and income taxes in the statement of income or loss; and (c) identification and disclosure of certain information relating to management-defined performance measures in the notes to the primary financial statements. Under IFRS 18, expenses classified in the operating category are summarized and presented in line items based on the nature or function of the expenses, or both.
Information relating to management-defined performance measures required to be disclosed under IFRS 18 includes a reconciliation between the management-defined performance measures and the most directly comparable subtotal in the statement of income or loss, and the income tax effects of each item disclosed in the reconciliation.
Other requirements under IFRS 18 which differ from existing requirements under IAS 1 include changes to the structure of statements of cash flows prepared using the indirect method to begin with operating income or loss, rather than net income or loss.
IFRS 18 is effective for annual and interim reporting periods beginning on or after January 1, 2027, on a retrospective basis. Earlier application is permitted. The Company is in the process of assessing the impact of IFRS 18 on its consolidated financial statements.
4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY
In preparing these consolidated financial statements, management has made judgements and estimates, including assumptions about the future, that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about critical judgements that management has made in the process of applying the Company’s accounting policies during the years ended December 31, 2025 and 2024 that have the most significant effects on amounts recognized in these consolidated financial statements and the assumptions and other major sources of estimation uncertainty at December 31, 2025 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a)Judgements
Achievement of operating levels intended by management
Mine development costs, including eligible borrowing costs, incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after the receipt of approval for project expenditures, and construction costs are capitalized until the mineral property, plant or equipment is capable of operating at levels intended by management. Depreciation and depletion of capitalized development and construction costs begins when the asset is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
Achievement of operating levels intended by management (continued)
The Company determined that Valentine reached commercial production, and accordingly, was capable of operating at levels intended by management effective November 2025. The Company determined that Greenstone reached commercial production, and accordingly, was capable of operating at levels intended by management effective November 2024.
(b)Assumptions and other major sources of estimation uncertainty
(i)Valuation of inventories
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. The actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads may result in write-downs of inventories or reversals of previous write-downs.
(ii)Proven and probable mineral reserves, and measured and indicated mineral resources
Estimates of proven and probable mineral reserves, and measured and indicated mineral resources form the basis of LOM plans which are used in calculating depreciation and depletion expense; classifying inventories between current and non-current; updating the transaction price for the Stream Arrangement; forecasting the timing of reclamation and closure cost expenditures; and the determination, when applicable, of the recoverable amounts of CGUs.
The Company estimates mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101 – Standards of Disclosure for Mineral Projects.
There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast metal prices, foreign exchange rates, operating costs or recovery rates and tax rates may change the economic status of mineral reserves and mineral resources and may, ultimately, result in estimates of mineral reserves and mineral resources being revised. Changes in estimates of mineral reserves and mineral resources could impact future depreciation and depletion expense, the classification of inventories, revenue recognized under the Stream Arrangement, and the measurement of the provisions for reclamation and closure costs. In addition, changes in estimates of mineral reserves and mineral resources may be indicators of impairment which could impact the carrying amounts of the Company’s CGUs.
(iii)Reclamation and closure cost provisions
The provisions for reclamation and closure costs represent management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, and movements in foreign exchange rates; assumptions of risks associated with the future cash outflows; and estimates of the applicable risk-free interest rates for discounting the future cash outflows.
Changes in the above estimates and assumptions can result in changes to the provisions recognized by the Company. Changes to the provisions for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of the related mineral properties during the period of change. Adjustments to the carrying amounts of the related mineral properties can result in changes to future depreciation and depletion expense.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Assumptions and other major sources of estimation uncertainty (continued)
(iv)Other provisions and contingent liabilities
In determining whether a provision should be recognized and the amount to be recognized, management exercises significant judgement in assessing whether a present obligation exists and it is probable that an outflow of resources embodying economic benefits will be required to settle the present obligation, and estimating the amount and timing of expenditure required to settle the obligation. Contingent liabilities are reassessed at the end of each reporting period to ensure developments are appropriately reflected in the consolidated financial statements. Other provisions and contingent liabilities can relate to, but are not limited to, legal and regulatory proceedings about environmental and other matters.
(v)Income taxes and value added taxes receivable
The Company’s income tax expense or recovery depends on tax legislation in multiple jurisdictions and the Company is subject to tax assessments by various taxation authorities, each of which may interpret legislation differently. The amounts of income tax expense or recovery recognized in the consolidated financial statements are based on management’s judgements on the interpretation and application of tax legislation and the probable outcome of tax assessments. The effects of uncertain tax treatments are reflected in the determination of the Company’s income tax expense or recovery, tax bases, unused tax losses and tax credits, and applicable tax rates based on management’s judgement on the probability that the relevant taxation authority will accept the uncertain tax treatment.
The Company has receivables from various governments for federal and state value added taxes (“VAT”). The timing and amount of VAT receivable collectible can be uncertain. Management makes significant estimates relating to the timing and amount of VAT receivable considered collectible. Changes in these estimates can result in the recognition or reversal of impairment losses in net income or loss.
5.    CORPORATE TRANSACTIONS
(a)Calibre Acquisition
On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre based on an exchange ratio of 0.35 Equinox Gold common share for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal property acquired by the Company in the Calibre Acquisition was Valentine. In addition, the Company acquired La Libertad, El Limon and the Pan Mine (“Pan”).
At the acquisition date, all outstanding stock options of Calibre were replaced with Equinox Gold stock options. The outstanding warrants and 2025 Convertible Notes issued by Calibre in March 2025 became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.
In advance of closing of the Calibre Acquisition, the Company participated in Calibre’s private placement convertible note financing, and on March 4, 2025, purchased a convertible note with a principal amount of $40.0 million. In connection with the private placement, the Company received 8.8 million common share purchase warrants of Calibre for no additional consideration. The warrants, along with the convertible note, were effectively settled upon closing of the Calibre Acquisition.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Calibre Acquisition (continued)
The Calibre Acquisition was accounted for as a business combination. The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$1,888,026
Option consideration(2)	39,663
Settlement of pre-existing convertible notes receivable and warrants(3)	41,385
Total consideration transferred	$1,969,074
(1)    The fair value of the 302.8 million common shares issued to previous Calibre shareholders was determined based on the Company’s quoted common share price of C$8.46 per share on the acquisition date.
(2)    The fair value of the 9.9 million replacement stock options issued was determined using the Black-Scholes option pricing model with the following weighted average inputs: exercise price $4.04, share price of $8.46, expected annual volatility of 51.9%, expected life of 2.55 years, dividend yield of 0%, and discount rate of 2.6%.
(3)    The fair value of the convertible notes settled was determined using a convertible debt valuation model which considered the contractual terms of the 2025 Convertible Notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
The following table summarizes the acquisition-date fair values and recognized amounts of the assets acquired and liabilities assumed as of the acquisition date which were finalized at December 31, 2025:

Assets (liabilities)
Cash and cash equivalents	$193,107
Trade and other receivables	31,573
Inventories(1)	234,866
Restricted cash	11,616
Mineral properties, plant and equipment	2,925,832
Other assets	11,726
Accounts payable and accrued liabilities(2)	(223,511)
Loans and borrowings(3)	(339,227)
Deferred revenue(4)	(50,454)
Derivative liabilities(5)	(21,997)
Reclamation and closure cost provisions	(75,532)
Deferred income tax liabilities	(604,594)
Other liabilities(6)	(124,331)
Fair value of net assets acquired	$1,969,074
(1)    Of the total fair value of $234.9 million for inventories acquired, $188.2 million and $46.7 million were included in current inventories and non-current inventories, respectively.
(2)    Accrued liabilities assumed include income taxes payable in connection with the Nicaraguan subsidiaries (note 26(a)).
(3)    Loans and borrowings assumed mainly relate to the secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (“Sprott”) (the “Sprott Loan”) (note 13(b)) and the debt host component of the outstanding 2025 Convertible Notes (note 13(d)). The fair value of the 2025 Convertible Notes assumed exclude the 2025 Convertible Notes that were issued to the Company and effectively settled on the acquisition date.
(4)    The deferred revenue assumed relates to the Other Gold Prepay Arrangement under which the Company delivered 2,500 ounces of gold per month until December 2025 (note 14(d)).
(5)    The derivative liabilities assumed relate to the conversion option component of the 2025 Convertible Notes issued by Calibre to parties other than the Company and are denominated in CAD (note 13(d)) and the outstanding warrants (note 15(b)(iv)).
(6)    Other liabilities assumed include obligations under an equipment financing facility (the “Valentine Equipment Facility”) (note 18(a)). Of the total fair value of $83.4 million for obligations assumed under the Valentine Equipment Facility, $14.9 million and $68.5 million were classified as current and non-current, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Calibre Acquisition (continued)
The Company engaged an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was determined based on the expected future cash flows from sales of gold produced less estimated costs to convert the inventories into saleable form and associated selling costs. The fair value of mineral properties was estimated using discounted cash flow models for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rates, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, future operating and capital expenditures, and the in-situ value per ounce of gold for unmodelled mineral resources based on comparable market transactions. The fair value of plant and equipment was estimated based on the estimated replacement cost. The fair value of loans and borrowings was calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. The fair values of deferred revenue, reclamation and closure cost provisions and Valentine Equipment Facility were estimated using discounted cash flow models using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date. Significant inputs used in determining the expected cash flows associated with the deferred revenue include estimates of future gold prices. Significant inputs used in determining the expected future cash flows associated with the reclamation and closure cost provisions include timing of expenditures required to settle the obligation.
Transaction costs incurred in connection with the Calibre Acquisition totaling $9.2 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue and net income for the year ended December 31, 2025 includes the revenue and net income of Calibre since the acquisition date in the amount of $613.6 million and $71.1 million, respectively. Had the Calibre Acquisition occurred on January 1, 2025, proforma unaudited consolidated revenue from continuing operations and net income for the year ended December 31, 2025 would have been approximately $2,241.6 million and $223.8 million, respectively. In determining the proforma net income amount, management has assumed that the fair value adjustments relating to mineral properties, plant and equipment would have been the same if the acquisition had occurred on January 1, 2025.
(b)Sale of Nevada Assets
On October 1, 2025, the Company completed the sale of its 100% interest in the Nevada Assets to Minera Alamos Inc. (“Minera Alamos”) (the “Nevada Assets Sale”). The Nevada Assets include Pan, a producing gold mine, and the Gold Rock and Illipah gold development projects which were acquired by the Company as part of the Calibre Acquisition (note 5(a)).
The Company received total consideration of $136.5 million comprised of:
•$98.4 million in cash;
•$8.6 million in promissory note receivable; and
•96.8 million common shares of Minera Alamos.
Of the total cash consideration of $98.4 million, $10.3 million was included in trade and other receivables at December 31, 2025 and received in January 2026. The promissory note was repaid by Minera Alamos in December 2025.
The fair value of the common shares received of $29.5 million was determined based on the quoted price of C$0.42 ($0.31) per common share of Minera Alamos on the closing date of the Nevada Assets Sale. The common shares of Minera Alamos were consolidated on a 10:1 basis on January 5, 2026. In February 2026, the Company sold its 9.7 million common shares held on a post-consolidation basis for gross proceeds of C$56.1 million ($41.1 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(b)Sale of Nevada Assets (continued)
The Company recognized a gain on sale of $5.7 million, net of selling costs, in other expense for the year ended December 31, 2025, which represents the difference between the fair value of consideration received, net of transaction costs, and the carrying amounts of the assets and liabilities derecognized. The carrying amounts of the assets and liabilities derecognized on disposition were as follows:

Assets
Cash and cash equivalents	$11,234
Inventories	61,881
Mineral properties, plant and equipment	73,098
Other assets	12,330
158,543
Liabilities
Reclamation and closure cost provisions	14,129
Deferred income tax liabilities	6,157
Other liabilities	9,747
30,033
Net assets	$128,510
(c)Greenstone Acquisition
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd., subsequently renamed PAG Holding Corp. (“PAGH”), an entity that holds a 40% interest in Greenstone, from certain funds managed by Orion Mine Finance Management LP (collectively, “Orion”) for total consideration of $960.9 million. The acquisition resulted in the Company owning 100% and obtaining control of Greenstone.
Prior to the completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. The Greenstone Acquisition was accounted for as a business combination achieved in stages.
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, was as follows:

Cash consideration	$705,037
Deferred cash consideration(1)	38,254
Share consideration(2)	217,640
Total consideration transferred	960,931
Fair value of previously held 60% interest in Greenstone	1,718,067
Total purchase price	$2,678,998
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest-bearing promissory note to Orion with a principal amount of $40.0 million (the “Orion Note”) and maturity date of December 31, 2024. The acquisition-date fair value of the Orion Note of $38.3 million was calculated as the present value of the future cash flows discounted using a market rate of interest for similar instruments. The Orion Note was paid in full on December 30, 2024.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(c)Greenstone Acquisition (continued)
The Company recognized a gain of $579.8 million before income taxes in other income for the year ended December 31, 2024 on remeasurement of its 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $31.9 million reclassified to net income ($397.9 million, net of deferred income tax expense of $181.9 million).
The total purchase price was allocated to the identifiable assets acquired and liabilities assumed, based on their acquisition-date fair values. The following table summarizes the acquisition-date fair values and recognized amounts of the assets acquired and liabilities assumed as of the acquisition date.

Assets (liabilities)
Cash and cash equivalents	$2,361
Receivables	7,379
Inventories	47,670
Restricted cash	15,716
Mineral properties, plant and equipment	3,630,255
Other assets	8,954
Accounts payable and accrued liabilities	(98,930)
Deferred revenue(1)	(137,045)
Derivative liabilities(2)	(51,698)
Reclamation and closure cost provision	(32,734)
Deferred income tax liabilities	(600,462)
Other liabilities(3)	(112,468)
Fair value of net assets acquired(4)	$2,678,998
(1)    Deferred revenue assumed relates to the Stream Arrangement that Orion previously entered into with a third party (note 14(a)).
(2)    Derivative liabilities assumed relates to the Greenstone Contingent Consideration (note 15(b)(ii)).
(3)    Other liabilities assumed include an equipment financing facility (the “Greenstone Equipment Facility”) (note 18(a)), and lease liabilities.
(4)    The total fair value of net assets acquired includes the Company’s share of assets and liabilities of Greenstone immediately before the business combination.
The Company retained an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was estimated based on the expected future cash flows from sales of gold produced less estimated costs to convert the inventories into saleable form and associated selling costs. The fair value of mineral properties was estimated using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rate, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures. The fair value of plant and equipment was estimated based on the estimated replacement cost. The fair values of the deferred revenue, reclamation and closure cost provision, Greenstone Contingent Consideration and Greenstone Equipment Facility were estimated using discounted cash flow models using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date. Significant inputs used in determining the expected future cash flows associated with the Stream Arrangement deferred revenue include estimates of the quantities and timing of future gold deliveries and future gold prices. Significant inputs used in determining the expected future cash flows associated with the reclamation and closure cost provision include timing of expenditures required to settle the obligation. Significant inputs used in determining the expected future cash flows associated with the Greenstone Contingent Consideration include assumptions related to the achievement of production milestones and future gold prices.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(c)Greenstone Acquisition (continued)
Transaction costs incurred in connection with the acquisition totaling $0.8 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue for the year ended December 31, 2024 includes the revenue of PAGH since the acquisition date in the amount of $113.7 million. Consolidated net income for the year ended December 31, 2024 includes the net income of PAGH since the acquisition date in the amount of $14.2 million. Had the transaction occurred on January 1, 2024, there would be no impact to the consolidated revenue for the year ended December 31, 2024 and pro-forma unaudited net income for the year ended December 31, 2024 would have been approximately $335.1 million.
6.    MARKETABLE SECURITIES

	Note	December 31, 2025	December 31, 2024
Balance – beginning of year		$6,142	$92,666
Additions		5,024	900
Dispositions	6(b)	(3,023)	(48,191)
Reclassification of investment in Versamet	6(a)	80,142	—
Received as partial consideration on disposal of assets	5(b)	29,526	—
Change in fair value	6(c)	44,872	(39,233)
Balance – end of year		$162,683	$6,142
(a)Investment in Versamet
At December 31, 2025, the Company’s investment in Versamet is classified as marketable securities (2024 – other investments in equity securities included in other non-current assets) (note 11(b)). At December 31, 2025, the carrying amount of the Company’s investment in Versamet was $108.4 million (2024 – $32.3 million).
(b)Investment in i-80 Gold Corp. (“i-80 Gold”)
During the year ended December 31, 2024, the Company sold its remaining 50.6 million common shares of i-80 Gold held for total proceeds of $48.2 million and derecognized the carrying amount of the marketable securities of $48.2 million. In connection with the dispositions, the Company transferred the cumulative loss of $74.2 million, net of tax of nil, on the marketable securities from accumulated other comprehensive (loss) gain (“AOCI”) to retained earnings.
(c)Change in fair value
During the year ended December 31, 2025, the Company recognized a total gain of $92.6 million (2024 – net loss of $40.0 million) before tax in OCI, consisting of the fair value gains of $44.9 million on its investments in marketable securities (2024 – net loss of $38.4 million) and $47.7 million (2024 – loss of $1.6 million) on its investment in Versamet included in other non-current assets prior to being reclassified to marketable securities.
At December 31, 2025, the cumulative gains, net of tax, accumulated in AOCI in respect of the Company’s investments measured at FVOCI amounted to $71.8 million (2024 – cumulative losses of $23.4 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

7.    TRADE AND OTHER RECEIVABLES

	December 31, 2025	December 31, 2024
Trade receivables	$7,146	$3,943
VAT receivable(1)	36,685	41,808
Income taxes receivable	4,679	5,275
Other receivables	16,958	19,009
	$65,468	$70,035
(1)    VAT receivable at December 31, 2025 includes $28.3 million, $4.7 million and $3.7 million of VAT in Canada, Nicaragua and Mexico, respectively (2024 – $18.8 million, $12.3 million and $10.7 million in Mexico, Canada and Brazil, respectively).
8.    INVENTORIES

	December 31, 2025	December 31, 2024
Stockpiled ore	$322,470	$109,762
Heap leach ore	227,753	467,719
Work-in-process	62,062	29,454
Finished goods	12,072	14,895
Supplies	113,532	72,813
Total inventories	$737,889	$694,643

Classified and presented as:
Current	$369,759	$417,541
Non-current(1)	368,130	277,102
	$737,889	$694,643
(1)    Non-current inventories at December 31, 2025 primarily relate to stockpiled ore at Greenstone and Valentine and heap leach ore at Mesquite (2024 - primarily relate to heap leach ore at Mesquite and Castle Mountain).
During the year ended December 31, 2025, the Company recognized within cost of sales, a net write-down of $24.8 million of inventories to NRV, comprising $40.2 million in write-downs relating to heap leach ore at Los Filos, offset by $15.4 million in reversals of write-downs relating to heap leach ore at Castle Mountain (2024 – $19.2 million in write-downs, primarily relating to heap leach ore at Castle Mountain and work-in-process inventories at Santa Luz).
The write-down of heap leach ore at Los Filos during the year ended December 31, 2025 was determined using longer term gold prices as a result of the change in expected timing of recovery of the remaining ounces. Due to the indefinite suspension of operations at Los Filos, the remaining ounces on the heap leach at Los Filos are no longer considered held for sale in the ordinary course of business or in the process of production for such sale. Accordingly, the carrying amount of $98.7 million was reclassified to other non-current assets during the year ended December 31, 2025. The Company also reclassified the remaining supplies at Los Filos to other non-current assets.
At December 31, 2025, due to minimal residual heap leach processing planned at Castle Mountain during the remainder of the permitting period for its phase 2 project, the remaining ounces on the heap leach are no longer considered held for sale in the ordinary course of business or in the process of production for such sale. Accordingly, the carrying amount of $103.1 million was reclassified to other non-current assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
On December 13, 2025, the Company entered into a share purchase agreement with a third-party group (the “Buyer”) to sell the Company’s 100% interest in the Brazil Operations. The Brazil Sale Transaction closed on January 23, 2026. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments.
In addition to the cash received on closing, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
In connection with the Brazil Sale Transaction, the Company has provided certain indemnities to the Buyer, including those relating to pre-closing taxes and environmental and litigation matters.
At December 31, 2025, the assets and liabilities of the Brazil Operations were classified as held for sale and the disposal group was measured at the lower of its carrying amount and fair value less costs to sell. Management determined that no impairment loss was required to be recognized on the Brazil Operations disposal group as at December 31, 2025.
At December 31, 2025, the carrying amounts of the assets and liabilities of the Brazil Operations classified as held for sale were as follows:

Assets held for sale
Cash and cash equivalents(1)	$22,649
Trade and other receivables(1)	17,190
Inventories	123,065
Mineral properties, plant and equipment	725,106
Deferred income tax assets	8,226
Other assets	32,096
928,332
Liabilities relating to assets held for sale
Accounts payable and accrued liabilities(1)	146,849
Reclamation and closure cost provisions	54,644
Deferred income tax liabilities	2,178
Other liabilities	27,004
230,675
Net assets held for sale	$697,657
(1)    The financial assets and financial liabilities of the Brazil Operations classified as held for sale at December 31, 2025 are principally measured at amortized cost.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as discontinued operations in these consolidated financial statements. The statement of income and related notes for the year ended December 31, 2024 have been restated to present the results of the Brazil Operations as discontinued operations.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

9.    ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (CONTINUED)
The following tables present significant information about the results and cash flows of the Brazil Operations for the years ended December 31, 2025 and 2024:

	2025	2024
Revenue	$891,941	$601,280
Operating expense	(432,636)	(392,665)
Depreciation and depletion	(160,776)	(110,691)
Other operating expenses	(9,301)	(11,664)
Income from operations	289,228	86,260
Finance expense	(6,390)	(4,079)
Finance income	876	991
Other (expense) income	(2,491)	13,599
Income before income taxes	281,223	96,771
Income tax expense	(40,891)	(17,778)
Net income from discontinued operations	$240,332	$78,993

Net income per share - discontinued operations
Basic	$0.38	$0.20
Diluted	0.38	0.17

	2025	2024
Cash provided by (used in):
Operating activities	$421,285	$222,244
Investing activities	(141,085)	(107,726)
Financing activities	(10,940)	(6,557)

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

10.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties (note 10(a))	Plant and equipment	Construction- in-progress (note 10(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2023		$2,217,943	$971,885	$746,138	$51,003	$3,986,969
Remeasurement to fair value on Greenstone Acquisition	5(c)	684,254	(15,227)	—	—	669,027
Acquired in Greenstone Acquisition(1)	5(c)	890,390	76,013	479,937	5,762	1,452,102
Additions(2)		135,442	102,829	285,419	—	523,690
Transfers		436,969	818,419	(1,255,388)	—	—
Disposals		—	(52,820)	—	—	(52,820)
Change in reclamation and closure cost asset		16,161	—	—	—	16,161
Foreign currency translation		(50,456)	(14,716)	(43,846)	406	(108,612)
Balance – December 31, 2024		4,330,703	1,886,383	212,260	57,171	6,486,517
Acquired in Calibre Acquisition	5(a)	2,020,450	274,972	630,410	—	2,925,832
Additions(2)		257,661	293,901	202,359	—	753,921
Transfers		272,823	729,148	(1,001,971)	—	—
Disposals(3)		(55,920)	(75,947)	—	—	(131,867)
Change in reclamation and closure cost asset		70,838	—	—	—	70,838
Reclassified to assets held for sale	9	(765,258)	(572,430)	(3,493)	(13,750)	(1,354,931)
Balance – December 31, 2025		$6,131,297	$2,536,027	$39,565	$43,421	$8,750,310

Accumulated depreciation and depletion
Balance – December 31, 2023		$457,780	$303,976	$—	$—	$761,756
Remeasurement to fair value on Greenstone Acquisition	5(c)	—	(14,699)	—	—	(14,699)
Depreciation and depletion		97,570	118,884	—	—	216,454
Disposals		—	(40,895)	—	—	(40,895)
Foreign currency translation		—	(812)	—	—	(812)
Balance – December 31, 2024		555,350	366,454	—	—	921,804
Depreciation and depletion		360,944	238,861	—	—	599,805
Disposals(3)		(3,624)	(48,179)	—	—	(51,803)
Reclassified to assets held for sale	9	(334,087)	(295,738)	—	—	(629,825)
Balance – December 31, 2025		$578,583	$261,398	$—	$—	$839,981

Net book value
At December 31, 2024		$3,775,353	$1,519,929	$212,260	$57,171	$5,564,713
At December 31, 2025		$5,552,714	$2,274,629	$39,565	$43,421	$7,910,329
(1)Acquired in Greenstone Acquisition amounts represent the fair values of 40% of Greenstone’s mineral properties, plant and equipment that the Company did not previously own prior to the Greenstone Acquisition.
(2)Additions for the year ended December 31, 2025 include the following non-cash additions: $48.4 million (2024 – $52.7 million) in additions to right-of-use assets included in plant and equipment; and $22.7 million and $7.0 million (2024 – $5.8 million and $1.8 million) of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $19.1 million (2024 – $84.1 million) of borrowing costs incurred were capitalized to construction-in-progress.
(3)Disposals during the year ended December 31, 2025 mainly relate to the Nevada Assets Sale (note 5(b)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

10.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(a)Non-depletable mineral properties
At December 31, 2025, $146.7 million and $834.6 million of mineral properties relating to Castle Mountain and Los Filos, respectively, are not subject to depletion (2024 – $146.6 million relating to Castle Mountain).
(b)Construction-in-progress
During the year ended December 31, 2025, the Company reclassified total costs of $272.8 million and $729.1 million from construction-in-progress to mineral properties and plant and equipment, respectively, of which a total of $815.2 million relate to costs reclassified upon Valentine reaching commercial production in November 2025 and a total of $186.8 million relate to costs reclassified on completion of construction and commissioning of certain mineral properties, plant and equipment at Greenstone.
During the year ended December 31, 2024, the Company reclassified total costs of $437.0 million and $818.4 million from construction-in-progress to mineral properties and plant and equipment, respectively, which included costs reclassified on completion of commissioning of certain equipment and upon Greenstone reaching commercial production in November 2024.
The capitalization of borrowing costs relating to Valentine and Greenstone ceased effective November 2025 and November 2024, respectively.
(c)Impairment indicators
(i)    Los Filos
On March 31, 2025, the Company’s land access agreement with one of the three communities where Los filos is located expired, and the Company announced on April 1, 2025 that operations at Los Filos had been indefinitely suspended. The expiration of the land access agreement and announcement of suspension of operations were determined to be an indicator of impairment. Accordingly, the Company estimated the recoverable amount of the Los Filos CGU and performed an impairment test as at March 31, 2025. The recoverable amount of the Los Filos CGU, being its FVLCOD, was calculated based on an in-situ value for mineral reserves and mineral resources. As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized.
(ii)    Santa Luz
At December 31, 2024, based on evidence identified from internal reporting, the Company revised the budgeted gold recoveries at Santa Luz for 2025 and reduced the LOM recovery rate. The reduced expectations of gold recoveries at Santa Luz was determined to be an indicator of impairment, and accordingly, the Company estimated the recoverable amount of the Santa Luz CGU and performed an impairment test as at December 31, 2024. The recoverable amount of the Santa Luz CGU, being its FVLCOD, was calculated based on a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. The Company determined that no impairment loss was required to be recognized.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

10.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(d)Royalty arrangements
Certain of the Company’s mineral properties are subject to royalty arrangements based on their net smelter return (“NSR”), gross revenue and other measures. At December 31, 2025, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Greenstone	3% NSR
Valentine	2% NSR; 3% NSR
Mesquite	Weighted average LOM NSR of 2%
Nicaragua	2% NSR at La Libertad; 3% NSR at El Limon
Castle Mountain	2.65% NSR; 5% of gross revenue for the South Domes area
Los Filos	3% NSR for the Xochipala concession; 0.5% of gross revenue
11.    OTHER NON-CURRENT ASSETS

	Note	December 31, 2025	December 31, 2024
Heap leach ore	8	$201,823	$—
Indemnification asset	26(a)	39,844	—
Convertible note receivable	11(a)	18,750	29,094
Supplies	8	14,460	—
Investment in Versamet	11(b)	—	32,317
VAT receivables		—	8,587
Other		3,935	3,137
		$278,812	$73,135
(a)Convertible note receivable
The Company holds a convertible note receivable from Bear Creek Mining Corporation (“Bear Creek”) which was issued in October 19, 2023 in connection with an asset sale in a prior period (the “Bear Creek Convertible Note”). The Bear Creek Convertible Note earns interest at an annual interest rate of 7% with a maturity date of October 19, 2028. At December 31, 2025, the outstanding balance under the Bear Creek Convertible Note, including accrued interest, was $28.4 million.
On December 18, 2025, Bear Creek entered into an arrangement agreement with Highlander Silver (“Highlander”) whereby Highlander will acquire all of the issued and outstanding shares of Bear Creek (the “Arrangement”). In connection with the Arrangement, the Company has agreed to not exercise the Company’s option to convert any portion of the unpaid principal into common shares of Bear Creek, at a conversion price of C$0.73 per share.
On December 19, 2025, the Company entered into a debt settlement agreement with Highlander to settle the outstanding debt owed by Bear Creek to the Company. Under the debt settlement agreement, the Company will receive a 0.5% unsecured net smelter returns royalty on the Corani silver project (“Corani NSR”). Highlander will be permitted to buy back 0.167% of the Corani NSR for $8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is six months after a final investment decision. The debt settlement agreement is conditional upon closing of the Arrangement. The Arrangement is subject to the receipt of regulatory and stock exchange approvals, Bear Creek shareholders’ approval and other customary closing conditions.
As the contractual terms of the Bear Creek Convertible Note do not give rise on specific dates to cash flows that are SPPI, the Bear Creek Convertible Note is measured at FVTPL. At December 31, 2025, the fair value of the Bear Creek Convertible Note was deemed to equal the fair value of the Corani NSR under the debt settlement agreement (note 31(b)). The Company recognized a fair value loss of $10.3 million on the Bear Creek Convertible Note in other expense for the year ended December 31, 2025 (2024 – gain of $3.9 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

11.    OTHER NON-CURRENT ASSETS (CONTINUED)
(b)Investment in Versamet
On June 5, 2024, the Company’s equity interest in Versamet was reduced from 20.3% to 13.4% and the Company determined that it no longer had significant influence over Versamet. The carrying amount of the Company’s interest in Versamet of $28.4 million was reclassified from investment in associate accounted for using the equity method to investment in equity instruments measured at FVOCI. The Company recognized a gain of $5.6 million in other income for the year ended December 31, 2024, calculated as the difference between the fair value of the Company’s investment of $33.9 million and the carrying amount of the investment on the date of reclassification. The fair value of the Company’s investment on the date of reclassification was determined based on the market price of C$0.80 per common share issued by Versamet in June 2024. As the common shares of Versamet were not publicly traded and, accordingly, not expected to be realized within 12 months after the reporting period, the investment was included in other non-current assets at December 31, 2024.
On May 20, 2025, the common shares of Versamet commenced trading on a public stock exchange. In connection with the listing of the common shares, the common shares held by the Company were deposited into escrow. In December 2025, Versamet, initially an emerging issuer, became an established issuer as defined by relevant securities regulations. Pursuant to the terms of the escrow agreement, 50% of the common shares deposited were released from escrow during the year ended December 31, 2025, with the remaining 50% to be released within 12 months after the reporting period. At December 31, 2025, the common shares of Versamet are classified as marketable securities (note 6(a)).
12.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade payables	$104,541	$128,456
Accrued liabilities	189,628	112,574
VAT and other taxes payable	8,251	17,311
	$302,420	$258,341
13.    LOANS AND BORROWINGS

	Note	December 31, 2025	December 31, 2024
Credit facility	13(a)	$1,106,590	$1,080,557
Sprott Loan	13(b)	281,920	—
2023 convertible notes	13(c)	140,635	131,682
2025 Convertible Notes	13(d)	23,625	—
2020 convertible notes	13(e)	—	135,592
Other		1,910	—
Total loans and borrowings		$1,554,680	$1,347,831

Classified and presented as:
Current		$181,330	$135,592
Non-current		1,373,350	1,212,239
		$1,554,680	$1,347,831

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

13.    LOANS AND BORROWINGS (CONTINUED)
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the years ended December 31, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of year(1)		$1,349,582	$927,551
Financing cash flows:
Drawdowns on credit facility	13(a)	85,000	560,000
Repayments of loans and borrowings	13(a),(b)	(81,482)	—
Interest paid		(119,780)	(108,535)
Transaction costs		(7,908)	(7,645)
Other changes:
Assumed on Calibre Acquisition	5(a)	339,227	—
Conversion of convertible notes	13(e),(f)	(139,278)	(139,661)
Interest and accretion expense		144,068	128,493
Extinguishment of convertible notes	13(e),(f)	—	(266,241)
Recognition of new convertible notes	13(e),(f)	—	259,306
Gain on non-substantial modification of debt	13(a)	(13,042)	(3,686)
Balance – end of year(1)		1,556,387	1,349,582
Less: Accrued interest(2)		(1,707)	(1,751)
Balance – end of year, excluding accrued interest		$1,554,680	$1,347,831
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Credit facility
Prior to May 13, 2024, the Company’s credit facility with a syndicate of lenders was comprised of a $700.0 million revolving facility with a maturity date of July 28, 2026 (the “Revolving Facility”).
On May 13, 2024, in connection with the Greenstone Acquisition (note 5(c)), the Company amended its credit facility to include a $500.0 million non-revolving term loan with a maturity date of May 13, 2027 (the “Term Loan”) (the “May 2024 Amendment”). The Term Loan, together with the Revolving Facility, are referred to as the Credit Facility.
On July 31, 2025, the Company amended the Credit Facility to increase the Revolving Facility from $700.0 million to $850.0 million and extend its maturity date from July 28, 2026 to July 31, 2029. Interest rate margins applicable to amounts drawn under the Credit Facility were reduced from a range of 2.50% to 4.50%, based on the Company’s total net leverage ratio, to a range of 1.875% to 3.125%. Additionally, the credit spread adjustment previously ranging from 0.10% to 0.25%, based on the interest period, was set at 0.10% for all interest periods. Furthermore, certain of the financial covenants were amended, including a reduction in the interest coverage ratio and removal of both the minimum liquidity and minimum tangible net worth requirements. Under the amended agreement (the “July 2025 Amendment”), quarterly repayments of the Term Loan were to commence on July 31, 2026 with an amended maturity date of July 31, 2029.
The July 2025 Amendment and May 2024 Amendment were accounted for as non-substantial modifications for which the Company recognized a modification gain of $13.0 million and $3.5 million, respectively, in other (expense) income.
During the year ended December 31, 2025, the Company drew down $85.0 million under the Revolving Facility (2024 – $60.0 million) and repaid $50.0 million (2024 – nil) of the outstanding principal. At December 31, 2025, the carrying amount of the Revolving Facility and Term Loan was $623.1 million and $483.5 million, respectively (2024 – $589.8 million and $490.8 million, respectively), of which $75.0 million (2024 – nil) of the Term Loan was classified as current. At December 31, 2025, there was $219.6 million undrawn on the Revolving Facility (2024 – $104.6 million) and the Term Loan was fully drawn.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

13.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility (continued)
On January 23, 2026, the Company repaid the outstanding balance under the Term Loan in full, without penalty, and the Term Loan facility was terminated. Pursuant to the terms of the July 2025 Amendment, the uncommitted accordion feature under the Credit Facility which permitted the Company to request an increase in the principal amount of the facility, was increased to $350.0 million upon full repayment of the Term Loan. On January 30, 2026, the Company repaid $115.0 million of the outstanding principal under the Revolving Facility.
Amounts drawn under the Credit Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”), plus an applicable margin and a credit spread adjustment as described above.
The Credit Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, including the Company’s equity interest in Calibre, but excluding the assets owned by Calibre.
The Credit Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At December 31, 2025, the Company was in compliance with the applicable covenants. To maintain the classification of the Revolving Facility as non-current, the Company is required to comply with future covenants which include: (a) a maximum senior net debt to earnings before interest, income taxes, depreciation and depletion, and certain other adjustments for the preceding 12 months (“Rolling EBITDA”) ratio; (b) a maximum total net debt to Rolling EBITDA ratio; and (c) a minimum Rolling EBITDA to interest expense for the preceding 12 months ratio.
(b)Sprott Loan
As part of the Calibre Acquisition (note 5(a)), the Company assumed the Sprott Loan with a principal amount of $285.4 million and maturity date of December 31, 2027.
During the year ended December 31, 2025, the Company repaid $25.1 million (2024 – nil) of the outstanding principal under the Sprott Loan. At December 31, 2025, the carrying amount of the Sprott Loan was $281.9 million (2024 – nil), of which $80.8 million (2024 – nil) was classified as current.
On January 23, 2026, the Company repaid the outstanding principal under the Sprott Loan in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the amount prepaid from the date of prepayment to June 30, 2026.
The Sprott Loan was subject to a weighted average interest rate of 11.4% during the year ended December 31, 2025. Quarterly interest payments commenced on September 30, 2025. In addition, the Sprott Loan was subject to an additional payment of $27.2 million, of which $2.1 million was paid during the year ended December 31, 2025. Pursuant to the terms of the Sprott Loan, the remaining balance of the additional payment of $25.1 million was paid in full by the Company on January 23, 2026 when the Sprott Loan was prepaid in full.
The Sprott Loan was subject to standard conditions and covenants, including financial and non-financial covenants calculated as at the last day of each fiscal quarter. At December 31, 2025, Marathon, Calibre and the Company were in compliance with the applicable covenants.
(c)2023 convertible notes
On September 21, 2023, the Company issued $172.5 million of unsecured senior convertible notes, on a bought deal private placement basis, with a maturity date of October 15, 2028 and an annual interest rate of 4.75% payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024 (the “2023 Convertible Notes”).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

13.    LOANS AND BORROWINGS (CONTINUED)
(c)2023 convertible notes (continued)
At any time prior to maturity, the 2023 Convertible Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control, or upon notice of redemption by the Company as described below, the holders may elect to convert their 2023 Convertible Notes and may be entitled to an increased conversion rate.
Prior to October 20, 2026, the Company may not redeem the 2023 Convertible Notes except in the event of certain changes in Canadian tax law. At any time on or after October 20, 2026 and until maturity, the Company may redeem all or part of the 2023 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date of notice of redemption exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2023 Convertible Notes to be redeemed plus accrued and unpaid interest.
In the event of a fundamental change, the holders have the right to require the Company to purchase its outstanding 2023 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.
The carrying amount of the liability component of the 2023 Convertible Notes will be increased to the principal amount over the remaining term to maturity using an EIR of 12.7%.
(d)2025 Convertible Notes
As part of the Calibre Acquisition (note 5(a)), the Company assumed the 2025 Convertible Notes issued by Calibre in March 2025 to parties other than the Company. The assumed 2025 Convertible Notes are denominated in CAD with a principal amount of C$49.7 million ($34.3 million) as of the acquisition date. The 2025 Convertible Notes are unsecured, mature on March 4, 2030 and bear interest at 5.5% per annum, payable quarterly in arrears. At any time prior to maturity, the 2025 Convertible Notes are convertible at the holder’s option into common shares of the Company at a conversion price of C$12.14 per common share.
In the event of a change of control of the Company, the holders of the 2025 Convertible Notes may require the Company to, within 30 days following the change of control, repay the 2025 Convertible Notes at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest on the redemption date. The Company may also, upon such change of control, prepay any portion of the principal amount outstanding using the same redemption formula as described above on the principal amount being repaid.
Of the total fair value of $34.0 million for the 2025 Convertible Notes on initial recognition, $11.4 million was allocated to the conversion option derivative liability and the residual amount of $22.6 million was allocated to the debt host component included in loans and borrowings. The carrying amount of the debt host component will be increased to the principal amount of the 2025 Convertible Notes over the remaining term to maturity using an EIR of 17.4%.
As the Company does not have the right to defer settlement of the 2025 Convertible Notes on exercise of the conversion option, both the conversion option and the debt host components of the 2025 Convertible Notes are classified as current financial liabilities.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

13.    LOANS AND BORROWINGS (CONTINUED)
(e)2020 convertible notes
In March 2020, the Company issued $139.3 million in convertible notes on a private placement basis with a maturity date of March 10, 2025, a conversion price of $7.80 per common share and an annual interest rate of 4.75% payable quarterly in arrears (the “2020 Convertible Notes”).
In April and May 2024, the Company amended the terms of the 2020 Convertible Notes to extend the maturity date from March 10, 2025 to September 10, 2025, and amended the conversion price from $7.80 per common share to $6.50 per common share. The amendments to the 2020 Convertible Notes were considered substantial modifications and accounted for as early redemptions of the existing compound instruments. On modification, the Company derecognized the carrying amount of the extinguished financial liability of $136.2 million and recognized a new financial liability in the amount of $132.0 million, representing the fair value of the liability components of the new compound instruments. The fair value was calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 8.7%. The Company recognized a gain of $1.7 million, with the residual amount, net of tax, recognized as an increase to reserves within equity.
In August 2025, the 2020 Convertible Notes were fully converted into 21.4 million common shares of the Company. On conversion, the carrying amount of the financial liability of $139.3 million and conversion option of $10.1 million that was previously included in reserves were reclassified to share capital.
(f)2019 convertible notes
In April 2019, the Company issued $139.7 million in convertible notes on a private placement basis with a maturity date of April 12, 2024, a conversion price of $5.25 per common share and an annual interest rate of 5% payable quarterly in arrears (the “2019 Convertible Notes”).
In April 2024, the Company amended the terms of the 2019 Convertible Notes to extend the maturity date from April 12, 2024 to October 12, 2024. The amendment to certain of the 2019 Convertible Notes with an outstanding principal of $130.0 million was considered a substantial modification. On modification, the Company derecognized the carrying amount of the extinguished financial liability of $130.0 million and recognized a new financial liability in the amount of $127.3 million, representing the fair value of the liability component of the new compound instrument. The fair value was calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 9.3%. The residual amount, net of tax, was recognized as an increase to reserves within equity.
In October 2024, the 2019 Convertible Notes were fully converted into 26.6 million common shares of the Company. On conversion, the carrying amount of the financial liability of $139.7 million and conversion option of $12.2 million that was previously included in reserves were reclassified to share capital.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

14.    DEFERRED REVENUE

	Note	Stream Arrangement (note 14(a))	Gold Prepay Transactions (note 14(b))	Gold Purchase and Sale Arrangement (note 14(c))	Other Gold Prepay Arrangement (note 14(d))	Total
Balance – December 31, 2023		$—	$159,072	$75,061	$—	$234,133
Assumed on Greenstone Acquisition	5(c)	137,045	—	—	—	137,045
Gold delivered		(3,000)	—	(11,342)	—	(14,342)
Accretion expense		2,298	14,970	8,948	—	26,216
Balance – December 31, 2024		136,343	174,042	72,667	—	383,052
Assumed on Calibre Acquisition	5(a)	—	—	—	50,454	50,454
Gold delivered		(10,884)	(85,007)	(11,342)	(50,830)	(158,063)
Accretion expense		1,580	13,681	1,647	376	17,284
Balance – December 31, 2025		$127,039	$102,716	$62,972	$—	$292,727

At December 31					2025	2024
Classified and presented as:
Current(1)					$127,597	$116,334
Non-current					165,130	266,718
					$292,727	$383,052
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within 12 months of the reporting date.
(a)Stream Arrangement
As part of the Greenstone Acquisition (note 5(c)), the Company assumed the obligation under the Stream Arrangement. Under the Stream Arrangement, the Company is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, the Company will receive consideration equal to 20% of the spot gold price at the time of delivery.
The carrying amount of the Stream Arrangement deferred revenue is increased to the estimated transaction price using an EIR of 5.0%.
During the year ended December 31, 2025, the Company delivered 4,794 gold ounces (2024 – 1,968 gold ounces) under the Stream Arrangement. The Company received average cash consideration of $684 per ounce (2024 – $507 per ounce), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the year ended December 31, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $14.2 million (2024 – $4.0 million).
(b)Gold Prepay Transactions
In March 2023 and June 2023, the Company entered into the Gold Prepay Transactions with a syndicate of its existing lenders, whereby the Company received upfront cash prepayments of $150.0 million in exchange for delivering to the lenders 3,869 ounces of gold per month from October 2024 through July 2026 (the “Original Delivery Period”) for a total of 85,107 ounces. Gold deliveries can be settled by production from any of the Company’s operating mines.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

14.    DEFERRED REVENUE (CONTINUED)
(b)Gold Prepay Transactions (continued)
Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to 28,386 gold ounces and $2,109 per ounce with respect to 5,797 gold ounces (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered.
On October 29, 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered over the period from May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period. In addition, for the contracts that were made on a spot price basis, the Company will receive or pay in cash the difference between the spot price and the Fixed Amount of $2,352 per ounce with respect to 7,062 total deferred and additional ounces and $2,288 per ounce with respect to 1,443 total deferred and additional ounces.
Prior to the amendment of the contracts, the carrying amount of the Gold Prepay Transactions deferred revenue was increased to the total estimated transaction price using the original weighted average EIR of 8.0%. The contract modifications were accounted for as if they were terminations of the existing contracts and the creation of new contracts with no gain or loss on modification. Effective from the contracts’ amendment date, the carrying amount of the deferred revenue is increased to the estimated transaction price for the remaining gold deliveries using the amended weighted average EIR of 9.2%.
During the year ended December 31, 2025, the Company delivered 38,685 gold ounces (2024 – nil) under the Gold Prepay Transactions, of which 15,538 gold ounces (2024 – nil) were made on a spot price basis. The Company received average consideration of $1,451 per ounce (2024 – nil) sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the Fixed Amount. Total revenue recognized during the year ended December 31, 2025, which consists of the consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $107.6 million (2024 – nil). At December 31, 2025, there were 48,004 gold ounces (2024 – 86,689 gold ounces) remaining to be delivered under the Gold Prepay Transactions.
(c)Gold Purchase and Sale arrangement
In October 2023, the Company entered into the Gold Purchase and Sale arrangement with Versamet and another counterparty (together referred to as the “Purchasers”), under which the Company is required to deliver to the Purchasers a monthly amount of gold equal to the greater of a) 500 gold ounces and b) 1.8% of the gold produced by Greenstone each month. Gold deliveries commenced in November 2023 and will continue until a total of 90,000 ounces (the “Delivery Obligation”) has been delivered (the “Term”). Gold deliveries can be settled by production from any of the Company’s operating mines.
The Company received an upfront payment of $75.0 million in exchange for the monthly gold deliveries. In addition, the Company will receive consideration for each gold ounce delivered to the Purchasers equal to 20% of the spot gold price (the “Purchase Price”) at the time of delivery. The Company has an option to early settle up to 75% of the Delivery Obligation at any time and from time to time during the Term by delivering the number of gold ounces being early settled. The Company will receive the Purchase Price for all early settlement ounces delivered. If the spot gold price at the time of each early settlement is less than $2,000 per ounce, the Company will be required to deliver additional gold ounces to the Purchasers, calculated using a contractual formula, for no additional consideration.
The carrying amount of the Gold Purchase and Sale Arrangement deferred revenue is increased to the estimated transaction price using an EIR of 15.6%.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

14.    DEFERRED REVENUE (CONTINUED)
(c)Gold Purchase and Sale arrangement (continued)
During the year ended December 31, 2025, the Company delivered 6,000 gold ounces (2024 – 6,000 gold ounces) under the Gold Purchase and Sale Arrangement. The Company received average cash consideration of $689 per ounce (2024 – $476 per ounce), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the year ended December 31, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $15.5 million (2024 – $14.2 million). At December 31, 2025, there were 77,000 gold ounces (2024 – 83,000 gold ounces) remaining to be delivered under the Gold Purchase and Sale Arrangement.
(d)Other Gold Prepay Arrangement
As part of the Calibre Acquisition (note 5(a)), the Company assumed the obligation under the Other Gold Prepay Arrangement under which the Company delivered a total of 15,000 gold ounces during the year ended December 31, 2025 (2024 – nil) for no additional consideration. Total revenue recognized under the arrangement during the year ended December 31, 2025 amounted to $50.8 million (2024 – nil). At December 31, 2025, there were no remaining ounces to be delivered under the Other Gold Prepay Arrangement.
15.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at December 31, 2025 and 2024:

	Note	December 31, 2025	December 31, 2024
Foreign exchange contracts		$9,176	$—
Other		113	81
		$9,289	$81

Classified and presented as:
Current(1)		$8,573	$—
Non-current(2)		716	81
		$9,289	$81
(1)    Included in other current assets.
(2)     Included in other non-current assets.
Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company has entered into foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, Brazilian Réal (“BRL”), and Mexican Pesos (“MXN”). At December 31, 2025, the Company had in place USD:CAD, USD:BRL, and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$289,000	$55,000	1.35	1.41
BRL	159,000	4,000	5.80	6.35
MXN	5,000	—	19.29	22.80

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
Foreign exchange contracts (continued)
The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the years ended December 31, 2025 and 2024:

	2025	2024
Net (liability) asset – beginning of year	$(54,280)	$18,072
Settlements	(6,592)	(9,625)
Change in fair value	70,030	(62,727)
Net asset (liability) – end of year	$9,158	$(54,280)
The fair value of the foreign exchange contracts at December 31, 2025 and 2024 is presented as follows:

	December 31, 2025	December 31, 2024
Net asset (liability) presented as:
Current derivative assets	$8,573	$—
Non-current derivative assets	603	—
Current derivative liabilities	(1)	(47,792)
Non-current derivative liabilities	(17)	(6,488)
	$9,158	$(54,280)
The outstanding USD:BRL foreign exchange contracts were fully settled on January 23, 2026, prior to their contractual maturity.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at December 31, 2025 and 2024:

	Note	December 31, 2025	December 31, 2024
Foreign exchange contracts	15(a)	$18	$54,280
Gold contracts	15(b)(i)	58,472	20,501
Greenstone Contingent Consideration	15(b)(ii)	94,328	86,223
2025 Convertible Notes conversion option	15(b)(iii)	40,816	—
Equinox Gold warrant liability	15(b)(iv)	37,247	—
Other		—	1,931
		$230,881	$162,935

Classified and presented as:
Current		$184,171	$116,563
Non-current		46,710	46,372
		$230,881	$162,935
(i)Gold contracts
The Company did not enter into any gold contracts during the year ended December 31, 2025.
During the year ended December 31, 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,139 and $2,806, respectively, per ounce for a total of 367,996 notional ounces over the period from February 2024 to June 2026. At December 31, 2025, the Company had 19,998 total notional ounces remaining under its outstanding gold collar contracts with a weighted average put and call strike price of $2,100 and $3,487, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Gold contracts (continued)
In March 2023 and June 2023, the Company entered into financial swap agreements for gold bullion in connection with certain of the Gold Prepay Transactions (note 14(b)), whereby the Company would receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290 and 264 ounces per month, respectively, from October 2024 to July 2026. On October 29, 2024, the swap agreements were amended to change the effective date of the swap period to March 2025 through September 2026 and increase the total notional ounces over the swap period by 736 ounces to 34,919 ounces. Under the amended swap agreements, the Company receives a weighted average of $2,204 per ounce in exchange for paying the spot price.
The following table summarizes the changes in the carrying amount of the gold contracts during the years ended December 31, 2025 and 2024:

	2025	2024
Liability – beginning of year	$20,501	$4,009
Settlements	(50,628)	(23,482)
Change in fair value	88,599	39,974
Liability – end of year	$58,472	$20,501
The fair value of the gold contracts at December 31, 2025 and 2024 is presented as follows:

	December 31, 2025	December 31, 2024
Current derivative liabilities	$58,472	$9,871
Non-current derivative liabilities	—	10,630
	$58,472	$20,501
(ii)Greenstone Contingent Consideration
As part of the consideration for the Company’s acquisition of a 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces at Greenstone. On May 13, 2024, as part of the Greenstone Acquisition (note 5(c)), the Company assumed an obligation to deliver an additional 8,911 ounces for a total of 11,111 ounces deliverable upon reaching each of the above production milestones.
On October 2, 2025, the Company paid to the counterparty $41.0 million in cash, representing the cash equivalent value of 11,111 ounces of refined gold, upon reaching the production milestone of 250,000 ounces.
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the years ended December 31, 2025 and 2024:

	Note	2025	2024
Balance – beginning of year		$86,223	$11,279
Assumed on Greenstone Acquisition	5(c)	—	51,698
Settlement		(41,044)	—
Change in fair value		49,149	23,246
Balance – end of year		$94,328	$86,223

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Greenstone Contingent Consideration (continued)
The fair value of the Greenstone Contingent Consideration at December 31, 2025 and 2024 is presented as follows:

	December 31, 2025	December 31, 2024
Current derivative liabilities	$47,635	$57,839
Non-current derivative liabilities	46,693	28,384
	$94,328	$86,223
(iii)2025 Convertible Notes conversion option
The following table summarizes the changes in the carrying amount of the 2025 Convertible Notes conversion option (note 13(d)) during the years ended December 31, 2025 and 2024:

	Note	2025	2024
Balance – beginning of year		$—	$—
Assumed on Calibre Acquisition	5(a), 13(d)	11,419	—
Change in fair value		29,397	—
Balance – end of year		$40,816	$—
(iv)Equinox Gold warrant liability
On closing of the Calibre Acquisition, the outstanding warrants previously issued by Calibre which became exercisable for Equinox Gold common shares (note 5(a)) (“Equinox Gold Warrants”), were recognized as derivative liabilities. The following table summarizes the changes in the Equinox Gold Warrants outstanding during the years ended December 31, 2025 and 2024:

	Note	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2023 and 2024		—	$—
Assumed on Calibre Acquisition	5(a)	4,856,455	9.93
Exercised		(585,395)	6.26
Outstanding and exercisable – December 31, 2025		4,271,060	$10.43
The following table summarizes the changes in the carrying amount of the Equinox Gold Warrants during the years ended December 31, 2025 and 2024:

	Note	2025	2024
Balance – beginning of year		$—	$—
Assumed on Calibre Acquisition	5(a)	10,578	—
Exercised		(4,709)	—
Change in fair value		31,378	—
Balance – end of year		$37,247	$—

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

16.    OTHER CURRENT LIABILITIES

	Note	December 31, 2025	December 31, 2024
Current portion of equipment financing facilities	18(a)	$36,057	$16,004
Current portion of lease liabilities	19(b)	25,263	19,833
Current portion of reclamation and closure cost provisions	17	4,516	11,972
Cash-settled share based payments	20(c)	10,097	2,014
Other current liabilities		6,730	2,335
		$82,663	$52,158
17.    RECLAMATION AND CLOSURE COST PROVISIONS

	Note	Canada	USA	Nicaragua	Mexico	Brazil	Total
Balance – December 31, 2023		$28,833	$32,458	$—	$28,576	$45,113	$134,980
Remeasurement to fair value on Greenstone Acquisition	5(c)	(1,825)	—	—	—	—	(1,825)
Assumed on Greenstone Acquisition	5(c)	13,094	—	—	—	—	13,094
Change in estimates		14,492	1,941	—	(3,192)	2,271	15,512
Reclamation expenditures		(8,138)	—	—	(377)	(919)	(9,434)
Accretion		1,197	1,267	—	2,466	2,273	7,203
Foreign exchange		(3,171)	—	—	(4,673)	(9,540)	(17,384)
Balance – December 31, 2024		44,482	35,666	—	22,800	39,198	142,146
Assumed on Calibre Acquisition	5(a)	9,911	13,918	51,703	—	—	75,532
Change in estimates		31,737	(1,558)	7,329	20,147	9,549	67,204
Disposals	5(b)	—	(14,129)	—	—	—	(14,129)
Reclamation expenditures		(1,942)	—	(755)	—	(1,901)	(4,598)
Accretion		2,089	1,685	1,282	3,329	3,186	11,571
Foreign exchange		2,082	—	—	4,527	4,612	11,221
Reclassified to liabilities relating to assets held for sale	9	—	—	—	—	(54,644)	(54,644)
Balance – December 31, 2025		$88,359	$35,582	$59,559	$50,803	$—	$234,303

At December 31						2025	2024
Classified and presented as:
Current(1)						$4,516	$11,972
Non-current						229,787	130,174
						$234,303	$142,146
(1)    Included in other current liabilities.
The Company’s reclamation and closure cost provisions at December 31, 2025 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 3.1% (2024 – 2.0% to 4.1%) and discount rates of 2.2% to 9.4% (2024 – 3.0% to 10.6%) depending on the region in which the costs will be incurred. At December 31, 2025, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $390.1 million (2024 – $225.4 million).
The Company is required to post security for reclamation and closure costs for certain of its mineral properties. At December 31, 2025, the Company had met its security requirements in the form of bonds posted through surety underwriters totaling $128.9 million (2024 – $90.3 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

18.    OTHER NON-CURRENT LIABILITIES

	Note	December 31, 2025	December 31, 2024
Equipment financing facilities	18(a)	$145,576	$85,858
Lease liabilities	19(b)	73,691	60,533
Post-employment benefits		19,299	6,282
Cash-settled share-based payments	20(c)	7,274	5,371
Provision for legal matters	34	34	6,395
Other non-current liabilities		5,412	7,038
		$251,286	$171,477
(a)Equipment financing facilities
The equipment financing facilities include the Greenstone Equipment Facility and the Valentine Equipment Facility. The facilities are together referred to as the “Equipment Facilities”. The following is a summary of the carrying amount of the Equipment Facilities at December 31, 2025 and 2024:

	Note	December 31, 2025	December 31, 2024
Greenstone Equipment Facility	18(a)(i)	$96,974	$101,862
Valentine Equipment Facility	18(a)(ii)	84,659	—
Total		$181,633	$101,862

Classified and presented as:
Current(1)		$36,057	$16,004
Non-current(2)		145,576	85,858
		$181,633	$101,862
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
The following is a reconciliation of the changes in the carrying amount of the Equipment Facilities during the years ended December 31, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of year(1)		$104,182	$31,561
Financing cash flows:
Drawdowns		21,621	57,346
Repayments		(24,878)	(7,296)
Interest paid		(12,800)	(4,112)
Other changes:
Assumed on Calibre Acquisition	5(a)	83,379	—
Interest and accretion expense		14,020	7,494
Assumed on Greenstone Acquisition	5(c)	—	19,730
Foreign exchange		—	(541)
Balance – end of year(1)		185,524	104,182
Less: Accrued interest(2)		(3,891)	(2,320)
Balance – end of year, excluding accrued interest		$181,633	$101,862
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

18.    OTHER NON-CURRENT LIABILITIES (CONTINUED)
(a)Equipment financing facilities (continued)
(i)Greenstone Equipment Facility
The Greenstone Equipment Facility provided financing for 90% of the cost of new mobile equipment purchased until December 31, 2025 for use in the construction and development of Greenstone. The outstanding principal under the Greenstone Equipment Facility is subject to fixed interest rates determined at the time of draw based on the current U.S. treasury rate, the applicable spread based on the Bloomberg U.S. Index and a margin of 3.75%. Amounts drawn under the Greenstone Equipment Facility are repayable quarterly over a period of six years from the date funds are received by Greenstone for each equipment purchase.
(ii)Valentine Equipment Facility
As part of the Calibre Acquisition (note 5(a)), the Company assumed the Valentine Equipment Facility which provided financing for 90% of the cost of new mobile equipment purchased until December 31, 2025 for use in the construction and development of Valentine. The outstanding principal under the Valentine Equipment Facility is subject to fixed interest rates determined at the time of draw based on the 3-month SOFR and a margin of 4.2%. Amounts drawn under the Valentine Equipment Facility are repayable quarterly over a period of six years from the date funds are received by Valentine for each equipment purchase.
19.    LEASES
(a)Right-of-use assets
The Company’s right-of-use assets mainly relate to leased mobile mining equipment and are included in plant and equipment within mineral properties, plant and equipment (note 10). The following table presents the changes in the carrying amount of the right-of-use assets during the years ended December 31, 2025 and 2024:

	Note	2025	2024
Balance – beginning of year		$121,669	$69,038
Acquired in Calibre Acquisition	5(a)	16,609	—
Additions		48,386	59,799
Disposals and transfers		(25,365)	(7,122)
Depreciation		(32,157)	(21,555)
Reclassified to assets held for sale		(15,478)	—
Acquired in Greenstone Acquisition	5(c)	—	21,509
Balance – end of year		$113,664	$121,669

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

19.    LEASES (CONTINUED)
(b)Lease liabilities
The following is a reconciliation of the changes in the carrying amount of the Company’s lease liabilities during the years ended December 31, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of year		$80,366	$46,728
Financing cash flows:
Lease payments		(39,887)	(29,494)
Other changes:
Assumed on Calibre Acquisition	5(a)	16,966	—
Additions		48,386	52,739
Disposals		(1,632)	(7,593)
Interest expense		8,484	4,868
Foreign exchange		2,854	(4,753)
Reclassified to liabilities relating to assets held for sale		(16,583)	—
Assumed on Greenstone Acquisition	5(c)	—	17,871
Balance – end of year		$98,954	$80,366
The carrying amount of lease liabilities at December 31, 2025 and 2024 is presented as follows:

	December 31, 2025	December 31, 2024
Classified and presented as:
Current(1)	$25,263	$19,833
Non-current(2)	73,691	60,533
	$98,954	$80,366
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
(c)Additional amounts recognized in the Company’s consolidated statements of income and cash flows
In addition to the amounts disclosed in notes 19(a) and 19(b), the Company recognized the following amounts in the consolidated statements of income and cash flows relating to leases of continuing operations during the years ended December 31, 2025 and 2024:

	2025	2024
Expense and cash flow relating to variable payments not included in the measurement of lease liabilities	$7,510	$35,176
Expense and cash flow relating to short-term and low-value leases	22,402	3,787
20.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
(b)Share issuances
During the year ended December 31, 2025, the Company issued 302.8 million common shares as part of the consideration for the Calibre Acquisition (note 5(a)) and 21.4 million common shares on conversion of the 2020 Convertible Notes (note 13(e)).
The Company also issued 6.1 million common shares on exercise of warrants, stock options and settlement of RSUs and pRSUs during the year ended December 31, 2025 (2024 – 1.5 million) (note 20(c)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

20.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share issuances (continued)
During the year ended December 31, 2024, the Company issued 42.0 million common shares as part of the consideration for the Greenstone Acquisition (note 5(c)), a total of 67.3 million common shares in public offerings, and 26.6 million common shares on conversion of the 2019 Convertible Notes (note 13(f)). Of the 67.3 million common shares issued in public offerings, 56.4 million were issued on April 26, 2024, on a bought deal basis, at a price of $5.30 per common share for gross proceeds of $299.0 million, of which $6.0 million of common shares were issued to the Company’s Chairman, Ross Beaty. The remaining 10.9 million common shares were issued at a weighted average price of $4.61 per common share for total gross proceeds of $50.2 million under the at-the market equity offering program (the “ATM Program”) provided by the equity distribution agreement it entered into on November 21, 2022 with third party agents. Under the ATM Program, the Company was permitted to sell up to $100.0 million of its common shares at the prevailing market price at the time of sale until December 21, 2024 which was fully utilized on March 31, 2024. The Company issued a cumulative total of 22.5 million common shares under the ATM Program.
(c)Share-based compensation plans
(i)Restricted share units
Under the terms of the Equinox Gold Restricted Share Unit Plan (the “RSU Plan”), the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors. The RSUs granted generally vest over two or three years. The pRSUs granted are subject to a multiplier of 0% to 300% of the number of pRSUs granted based on the achievement of specified non-market conditions, including completion of construction targets, or market conditions, including the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
Equity-settled RSUs and pRSUs
The following table summarizes the changes in the Company’s equity-settled RSUs and pRSUs outstanding during the years ended December 31, 2025 and 2024:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2023	2,204,498	3,050,646
Granted	1,151,110	396,900
Settled	(684,819)	(153,355)
Forfeited	(121,250)	(242,255)
Outstanding – December 31, 2024	2,549,539	3,051,936
Granted	1,317,913	434,700
Settled	(1,952,191)	(1,364,297)
Forfeited	(109,459)	(359,466)
Outstanding – December 31, 2025	1,805,802	1,762,873
The equity-settled RSUs granted during the years ended December 31, 2025 and 2024 vest over a period of two to three years. The equity-settled pRSUs granted during the years ended December 31, 2025 and 2024 are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period.
The weighted average grant date fair value of equity-settled RSUs and pRSUs granted during the year ended December 31, 2025 was $5.85 (2024 – $4.46).
The equity-settled pRSUs settled during the years ended December 31, 2025 and 2024 were subject to a multiplier of 100%.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

20.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Cash-settled RSUs and pRSUs
Under the terms of the RSU Plan, certain RSUs and pRSUs granted to employees entitle the holder to a cash payment equal to the number of RSUs and pRSUs vested, multiplied by the quoted market price of the Company’s common shares on completion of the vesting period.
The following table summarizes the changes in the Company’s cash-settled RSUs and pRSUs outstanding during the years ended December 31, 2025 and 2024:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2023	899,667	737,200
Granted	650,400	43,800
Settled	(305,631)	—
Forfeited	(149,001)	(72,000)
Outstanding – December 31, 2024	1,095,435	709,000
Granted	685,300	96,200
Settled	(459,779)	(580,000)
Forfeited	(142,588)	(107,800)
Outstanding – December 31, 2025	1,178,368	117,400
The cash-settled RSUs granted during the years ended December 31, 2025 and 2024 vest over a period of three years.
The weighted average grant date fair value of cash-settled RSUs and pRSUs granted during the year ended December 31, 2025 was $5.82 (2024 – $4.47).
The total liability for cash-settled RSUs and pRSUs outstanding at December 31, 2025 was $13.1 million (2024 – $7.5 million), of which $10.1 million and $3.0 million (2024 – $4.0 million and $3.5 million) are included in other current liabilities and other non-current liabilities, respectively.
(ii)Deferred share units
Under the terms of the Equinox Gold Deferred Share Unit Plan (the “DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs. The DSUs are issued on a quarterly basis with the number of DSUs issued based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately. The DSUs are redeemable in cash for 90 days from the date a director ceases to be a member of the Board of Directors.
The following table summarizes the changes in the Company’s DSUs outstanding during the years ended December 31, 2025 and 2024:

Number of DSUs
Outstanding – December 31, 2023	332,242
Granted	87,545
Redeemed	(32,646)
Outstanding – December 31, 2024	387,141
Granted	73,226
Redeemed	(158,542)
Outstanding – December 31, 2025	301,825

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

20.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(ii)Deferred share units (continued)
The weighted average grant date fair value of DSUs granted during the year ended December 31, 2025 was $6.41 (2024 – $5.55).
The total liability for DSUs outstanding at December 31, 2025 was $4.3 million (2024 – $1.9 million) and is included in other non-current liabilities.
(iii)Stock options
The following table summarizes the changes in the Company’s stock options outstanding during the years ended December 31, 2025 and 2024:

	Note	Number of options	Weighted average exercise price (C$)
Outstanding – December 31, 2023		1,097,150	$5.64
Exercised		(636,024)	5.23
Expired/forfeited		(38,998)	5.12
Outstanding – December 31, 2024		422,128	6.31
Issued in connection with Calibre Acquisition	5(a)	9,882,760	4.04
Exercised		(2,258,949)	3.90
Expired/forfeited		(246,331)	10.33
Outstanding and exercisable – December 31, 2025		7,799,608	$3.99
(d)Share-based compensation
The following table summarizes the Company’s share-based compensation for continuing operations recognized during the years ended December 31, 2025 and 2024:

	2025	2024
RSUs and pRSUs	$25,112	$12,416
DSUs	3,856	480
Stock options	318	—
Total share-based compensation	$29,286	$12,896

Recognized in the consolidated financial statements as follows:
Equity-settled
General and administration expense	$14,305	$9,258
Operating expense	312	150
Capitalized within construction-in-progress	—	690
Cash-settled
General and administration expense	4,720	538
Operating expense	5,357	2,260
Care and maintenance expense	4,592	—
Total share-based compensation	$29,286	$12,896

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

21.    RESERVES
The following table summarizes the changes in the Company’s reserves during the years ended December 31, 2025 and 2024:

	Note	Share-based compensation	Equity component of convertible notes	Other	Total
Balance – December 31, 2023		$25,464	$50,227	$3,386	$79,077
Conversion of 2019 Convertible Notes	13(f)	—	(12,216)	—	(12,216)
Exercise of stock options and settlement of RSUs and pRSUs	20(b)	(6,882)	—	—	(6,882)
Share-based compensation	20(d)	10,297	—	—	10,297
Modification of 2019 & 2020 Convertible Notes	13(e),(f)	—	3,824	—	3,824
Balance – December 31, 2024		28,879	41,835	3,386	74,100
Options issued in connection with Calibre Acquisition	5(a)	39,663	—	—	39,663
Conversion of 2020 Convertible Notes	13(e)	—	(10,148)	—	(10,148)
Exercise of stock options and settlement of RSUs and pRSUs	20(b)	(25,512)	—	—	(25,512)
Share-based compensation	20(d)	14,978	—	—	14,978
Balance – December 31, 2025		$58,008	$31,687	$3,386	$93,081
22.    REVENUE
Revenue from contracts with customers during the years ended December 31, 2025 and 2024 disaggregated by metal were as follows:

	2025	2024
Gold	$1,807,543	$911,209
Silver	9,652	1,631
Total revenue	$1,817,195	$912,840
23.    OPERATING EXPENSE
Operating expense during the years ended December 31, 2025 and 2024 consists of the following expenses by nature:

	2025	2024
Raw materials and consumables	$336,083	$236,496
Salaries and employee benefits(1)	184,473	126,910
Contractors	214,531	140,774
Repairs and maintenance	78,376	46,593
Site administration	71,603	81,966
Royalties	39,879	15,644
	924,945	648,383
Change in inventories	(90,356)	(51,462)
Total operating expense	$834,589	$596,921
(1)    Total salaries and employee benefits, excluding share-based compensation, for the year ended December 31, 2025, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $268.7 million (2024 – $146.3 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

24.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the years ended December 31, 2025 and 2024 consists of the following expenses by nature:

	2025	2024
Salaries and employee benefits	$46,575	$18,953
Professional fees	25,830	12,660
Share-based compensation	19,025	9,796
Office and other expenses	12,460	8,867
Depreciation	808	1,932
Total general and administration expense	$104,698	$52,208
25.    OTHER (EXPENSE) INCOME
Other (expense) income during the years ended December 31, 2025 and 2024 consists of the following:

	Note	2025	2024
Change in fair value of foreign exchange contracts	15	$70,030	$(62,727)
Change in fair value of gold contracts	15	(88,599)	(39,974)
Change in fair value of Greenstone Contingent Consideration	15	(49,149)	(23,246)
Change in fair value of 2025 Convertible Notes conversion option	15	(29,397)	—
Change in fair value of Equinox Gold Warrants	15	(31,378)	—
Foreign exchange loss		(6,075)	(4,324)
Change in fair value of Bear Creek Convertible Note	11(b)	(10,344)	3,894
Gains on modification of debt	13(a),(e)	13,042	5,383
Gain on remeasurement of previously held interest in Greenstone	5(c)	—	579,816
Other (expense) income		(760)	7,015
Total other (expense) income		$(132,630)	$465,837

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

26.    INCOME TAXES
(a)Income tax expense
Income tax expense during the years ended December 31, 2025 and 2024 differs from the amounts that would result from applying the combined Canadian federal and provincial income tax rate of 27% (2024 – 27%) to income before income taxes from continuing operations. These differences result from the following items:

	2025	2024
Income before income taxes from continuing operations	$131,367	$533,310
Combined Canadian federal and provincial income tax rate (%)	27	27
Expected income tax expense	$35,469	$143,994
Foreign exchange impact	(20,487)	20,258
Non-taxable income and non-deductible expenses	24,378	16,159
Impact of tax rate differences between jurisdictions	(2,044)	29,271
Change in estimates of prior year	26,012	6,091
Impact of Mexican inflation	(4,396)	(5,043)
Tax effect of changes in temporary differences for which no tax benefit has been recognized	60,596	50,607
Mining, state and other special tax	45,495	22,681
Reductions based on local tax incentives and other benefits	(14,795)	(11,002)
Total income tax expense	$150,228	$273,016

Comprising:
Current tax expense	$135,527	$25,024
Deferred tax expense	14,701	247,992
	$150,228	$273,016
The Global Minimum Tax Act (“GMTA”) in Canada, which was enacted in June 2024 and effective for fiscal years beginning on or after December 30, 2023, implemented the Pillar Two global minimum tax regime, which includes the income inclusion rule and qualifying domestic minimum top-up tax. The GMTA introduced a 15% global minimum tax on the income of multinational enterprises with annual consolidated revenues of 750 million Euros or more in at least two of the four fiscal years immediately preceding the particular fiscal year and a business presence in at least one foreign jurisdiction. The Company is subject to this legislation. Based on management’s assessment, all relevant jurisdictions of continuing operations have effective tax rates for purposes of the GMTA exceeding 15% in 2025 (in 2024, the effective tax rate of the U.S. was below 15%). The Pillar Two current income tax expense from continuing operations recognized by the Company for the year ended December 31, 2025 was nil (2024 – $1.1 million).
DMSL 2017 to 2020 tax years audits
DMSL, the entity that owns Los Filos, is subject to audits by the Servicio de Administración Tributaria (the “SAT”) in Mexico for the 2017 to 2020 tax years. SAT completed the audit of the 2017 tax year for DMSL in late 2025. The Company was assessed total additional income taxes and Special Mining Duty of $73.2 million in respect of the SAT settlement of the audit of the 2017 tax year and paid $54.5 million of the amount in December 2025.
The allocation of income taxes and Special Mining Duty for DMSL relating to the 2017 tax year is governed by a tax allocation agreement (the “Tax Allocation Agreement”) between the Company and Newmont Corporation (“Newmont”). Pursuant to the Tax Allocation Agreement, which was entered into in connection with a prior business combination, the Company has recognized an indemnification asset of $39.8 million and intends to continue to pursue its entitlement to indemnity from Newmont.
The Company has recognized the net amount of $33.4 million as income tax expense for the year ended December 31, 2025. The indemnification asset is included in other non-current assets as the settlement process is expected to occur beyond 12 months from the reporting date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

26.    INCOME TAXES (CONTINUED)
(a)Income tax expense (continued)
Nicaragua income taxes
The Company’s Nicaraguan subsidiaries had previously credited mining tax payments against income taxes payable based on its interpretation of relevant tax legislation and a concession granted at the start of operations in Nicaragua. The Nicaraguan tax authority advised that it would not apply mining taxes paid by such subsidiaries for the years 2019 to 2024 against income taxes payable for those years, and in September 2025, the Nicaragua Customs and Administrative Tax Tribunal, who is responsible for hearing appeals against decisions by the tax authority, issued a ruling in favour of the tax authority. The fair value of the obligation of $37.4 million as at the date of the Calibre Acquisition was included as part of the liabilities assumed by the Company (note 5(a)). In December 2025, the Company and the Nicaraguan tax authority entered into a settlement agreement with the agreed amount payable by the Company being $37.9 million, which includes $10.5 million of interest and penalties. The Company paid $18.4 million of the total amount payable in December 2025.
(b)Deferred income tax assets and liabilities
The significant components of the Company’s deferred income tax assets and deferred income tax liabilities at December 31, 2025 and 2024 were as follows:

	2025	2024
Non-capital losses	$211,812	$174,610
Deductible temporary differences relating to:
Investments and loans and borrowings	77,904	19,187
Inventories	42,042	32,003
Reclamation and closure cost provisions	27,208	17,624
Derivatives	21,934	31,355
Accrued liabilities	9,547	14,528
Mining tax	9,129	6,025
Other	12,718	4,979
Total deferred income tax assets	$412,294	$300,311
Taxable temporary differences relating to:
Mineral properties, plant and equipment	$(1,537,640)	$(870,539)
Mining tax	(242,392)	(190,547)
Loans and borrowings	(23,670)	(23,539)
Inventories	(10,141)	(12,107)
Other	(10,302)	(1,212)
Total deferred income tax liabilities	(1,824,145)	(1,097,944)
Net deferred income tax liability	$(1,411,851)	$(797,633)

Classified and presented as:
Deferred income tax assets	$—	$2,339
Deferred income tax liabilities	(1,411,851)	(799,972)
	$(1,411,851)	$(797,633)

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

26.    INCOME TAXES (CONTINUED)
(b)Deferred income tax assets and liabilities (continued)
The movements in the Company’s net deferred income tax liability during the years ended December 31, 2025 and 2024 were as follows:

	Note	2025	2024
Balance – beginning of year		$(797,633)	$(244,704)
Recognized on Calibre Acquisition	5(a)	(604,594)	—
Recognized in net income from continuing operations		(14,701)	(247,992)
Recognized in net income from discontinued operation	9	17,479	(7,304)
Recognized in OCI		(12,511)	15,031
Recognized directly in equity		—	(1,414)
Disposed on sale of Nevada Assets	5(b)	6,157	—
Reclassified to assets held for sale and liabilities relating to assets held for sale	9	(6,048)	—
Recognized on Greenstone Acquisition	5(c)	—	(311,250)
Balance – end of year		$(1,411,851)	$(797,633)
The Company’s deductible temporary differences, unused tax losses and unused tax credits relating to continuing operations at December 31, 2025 for which deferred income tax assets have not been recognized were as follows:

	2025	2024(1)
Deductible temporary differences relating to:
Limited interest expense deduction carryforward	$174,037	$87,911
Derivatives	149,911	20,024
Reclamation and closure cost provisions	135,302	93,904
Mineral properties, plant and equipment	125,075	155,187
Investments and loans and borrowings	37,669	152,838
Accrued receivables and liabilities	22,091	63,073
Other	8,816	31,406
Non-capital losses	344,335	463,008
Capital losses	16,020	84,555
	$1,013,256	$1,151,906
(1)    The above figures for deductible temporary differences, unused tax losses and unused tax credits for which deferred income tax assets have not been recognized at December 31, 2024 include $284.3 million relating to the Brazil Operations.
At December 31, 2025, the Company had the following estimated tax operating losses relating to continuing operations available to reduce future taxable income, including both losses for which deferred income tax assets are recognized and losses for which deferred income tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

2025
Canada (expire between 2035–2045)	$1,388,893
United States - California (expire between 2030–2040 or after)	67,960
Mexico (expire between 2026–2035)	200,769
Other (expire 2027 or after)	17,357
$1,674,979

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

27.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted EPS for the years ended December 31, 2025 and 2024 were as follows:

		Net (loss) income			Net (loss) income per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic and diluted EPS	630,306,219	$(18,861)	$240,332	$221,471	(0.03)	$0.38	$0.35

		Net income			Net income per share
2024	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	400,109,698	$260,294	$78,993	$339,287	$0.65	$0.20	$0.85
Dilutive RSUs and pRSUs	5,312,606	—	—	—
Dilutive stock options	198,626	—	—	—
Dilutive Convertible Notes	67,925,780	18,194	—	18,194
Diluted EPS	473,546,710	$278,488	$78,993	$357,481	0.59	$0.17	$0.75
At December 31, 2025, there were 31.5 million shares issuable for convertible notes, 7.8 million stock options, 4.3 million share purchase warrants and 2.4 million RSUs and pRSUs outstanding that could potentially dilute basic EPS in the future but were not included in the calculation of diluted EPS as they were anti-dilutive for the year ended December 31, 2025 (2024 – 0.1 million stock options).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

28.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and to assess performance. The Company’s operating segments are managed and assessed separately, with each segment comprising a single mine or mines that are exposed to similar operating, financial and regulatory risks.
The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s CODM:

Year ended December 31, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$777,594	$(308,475)	$(171,975)	$—	$—	$297,144
Valentine(1)(2)	80,530	(55,476)	(7,368)	(2,393)	—	15,293
Mesquite	286,894	(120,959)	(49,045)	2,435	—	119,325
Nicaragua(1)	491,593	(201,509)	(93,100)	(8,306)	—	188,678
Castle Mountain(3)	29,635	(5,349)	1,469	(507)	(7,691)	17,557
Los Filos(4)	109,448	(122,305)	(12,937)	(912)	(87,300)	(114,006)
Pan(1)	41,501	(20,516)	(6,738)	—	—	14,247
Corporate	—	—	—	(1,201)	(104,698)	(105,899)
	1,817,195	(834,589)	(339,694)	(10,884)	(199,689)	432,339
Discontinued operations
Brazil Operations(5)	891,941	(432,636)	(160,776)	(8,615)	(686)	289,228
	$2,709,136	$(1,267,225)	$(500,470)	$(19,499)	$(200,375)	$721,567
(1)The above segment information includes the results of Valentine and Nicaragua from the date of acquisition (note 5(a)), and the results of Pan from the date of acquisition (note 5(a)) to October 1, 2025, the date of disposition (note 5(b)). The Nicaragua reportable segment consists of La Libertad and El Limon.
(2)The results of Valentine reflect the achievement of commercial production in November 2025 (note 10(b)).
(3)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s phase 2 project and residual heap leach processing commenced. Residual leaching and gold production continued through 2025. Other operating expenses at Castle Mountain for the year ended December 31, 2025 relate to care and maintenance costs, of which $4.1 million relates to salaries and employee benefits.
(4)On April 1, 2025, the Company announced that operations at Los Filos had been indefinitely suspended following the expiry of its land access agreement with one of the communities where Los Filos is located. Other operating expenses at Los Filos for the year ended December 31, 2025 relate to care and maintenance costs incurred in connection with the winding down and shut down of operating activities, of which $29.8 million relates to salaries, employee benefits and severance costs, and $16.2 million relates to depreciation and depletion, respectively.
(5)The segment information for the current period reflects the presentation of the Brazil Operations as discontinued operations (note 9).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

28.    SEGMENT INFORMATION (CONTINUED)

Year ended December 31, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone(1)	$278,369	$(116,843)	$(19,309)	$(139)	$—	$142,078
Mesquite	173,223	(103,663)	(28,943)	—	—	40,617
Castle Mountain(2)	49,004	(49,512)	(6,171)	(433)	(580)	(7,692)
Los Filos	412,244	(326,903)	(55,373)	(463)	—	29,505
Corporate	—	—	—	(596)	(52,208)	(52,804)
	912,840	(596,921)	(109,796)	(1,631)	(52,788)	151,704
Discontinued operations
Brazil Operations(3)	601,280	(392,665)	(110,691)	(10,862)	(802)	86,260
	$1,514,120	$(989,586)	$(220,487)	$(12,493)	$(53,590)	$237,964
(1)    The results of Greenstone reflect the achievement of commercial production in November, 2024 (note 10(b)).
(2)    The results of Castle Mountain for the year ended December 31, 2024 reflect the suspension of mining in August 2024 and residual heap leach processing for the remainder of the year.
(3)    The segment information for the year ended December 31, 2024 has been restated to conform with the current period presentation of the Brazil Operations as discontinued operations (note 9).

	Total assets		Total liabilities
At December 31	2025	2024	2025	2024
Continuing operations
Greenstone	$3,922,963	$3,774,047	$(1,263,416)	$(1,136,784)
Valentine	2,225,144	—	(869,978)	—
Mesquite	319,723	319,572	(58,831)	(44,267)
Nicaragua	1,208,712	—	(462,009)	—
Castle Mountain	357,732	333,317	(14,082)	(13,253)
Los Filos	1,034,275	1,162,039	(195,147)	(248,196)
Corporate	538,514	203,375	(1,645,950)	(1,721,376)
	9,607,063	5,792,350	(4,509,413)	(3,163,876)
Discontinued operations
Brazil Operations(1)	928,332	921,245	(230,675)	(152,167)
	$10,535,395	$6,713,595	$(4,740,088)	$(3,316,043)
(1)    The above segment information for the current and comparative periods reflects the presentation of the Brazil Operations as discontinued operations (note 9).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

28.    SEGMENT INFORMATION (CONTINUED)

	Capital expenditures(1)
Years ended December 31	2025	2024
Continuing operations
Greenstone	$224,967	$327,887
Valentine	204,177	—
Mesquite	53,846	35,578
Nicaragua	76,671	—
Castle Mountain	8,755	5,567
Los Filos	11,212	43,858
Pan	7,084	—
Corporate	7,041	249
	593,753	413,139
Discontinued operations
Brazil Operations(2)	160,168	110,551
	$753,921	$523,690
(1)    Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the year ended December 31, 2025 exclude non-cash additions and capitalized borrowing costs (note 10) and include a decrease in accrued expenditures of $41.5 million (2024 – $27.6 million).
(2)    The above segment information for the current and comparative periods reflects the presentation of the Brazil Operations as discontinued operations (note 9).
The following table presents the Company’s non-current assets, other than financial instruments and deferred income tax assets, by region:

At December 31	2025	2024
Canada	$5,917,848	$3,623,404
United States	629,968	591,461
Mexico	1,017,328	897,612
Nicaragua	932,820	—
Total	$8,497,964	$5,112,477
The following table presents revenue from sales to major customers that exceeded 10% of the Company’s revenue from continuing operations for the years ended December 31, 2025 and 2024:

	2025	2024
Customer 1(1)	$1,172,252	$335,280
Customer 2(2)	210,037	350,063
Customer 3(3)	301,002	196,149
Total revenue from major customers(4)	$1,683,291	$881,492
(1)Revenue from Customer 1 for the years ended December 31, 2025 relates to all segments except Pan (2024 - relates to all segments except Los Filos).
(2)Revenue from Customer 2 for the years ended December 31, 2025 and 2024 relates to Greenstone and Los Filos.
(3)Revenue from Customer 3 for the years ended December 31, 2025 relates to all segments except Greenstone and Nicaragua (2024 - relates to Los Filos).
(4)Total revenue from major customers for the year ended December 31, 2025 represented 92.6% of total revenue (2024 – 96.6%).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

29.    RELATED PARTY TRANSACTIONS
During the year ended December 31, 2025, the Company’s related parties include its subsidiaries and key management personnel (2024 – subsidiaries, associate, joint operation and key management personnel). The Company’s key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Salaries, directors’ fees and other short-term benefits	$11,598	$3,203
Share-based payments	6,640	3,732
Termination benefits	8,517	—
Total key management personnel compensation	$26,755	$6,935
At December 31, 2025, $2.3 million (2024 – $1.3 million) was owed by the Company to management for accrued salaries and bonuses.
30.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Decrease in trade and other receivables	$13,320	$6,964
Increase in inventories	(157,791)	(72,369)
Decrease (increase) in prepaid expenses and other current assets	17,791	(11,349)
Increase in accounts payable and accrued liabilities	29,922	18,740
Changes in non-cash working capital	$(96,758)	$(58,014)

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
(a)Financial assets and financial liabilities by category
The carrying amounts of the Company’s financial assets and financial liabilities, excluding financial assets and liabilities classified as held for sale (note 9), by category are as follows:

At December 31, 2025	Amortized cost	FVTPL	FVOCI	Total
Financial assets
Cash and cash equivalents	$407,355	$—	$—	$407,355
Marketable securities	—	—	162,683	162,683
Trade receivables	7,146	—	—	7,146
Derivative assets(1)	—	9,289	—	9,289
Restricted cash(2)	9,603	—	—	9,603
Other financial assets(3)	56,802	18,750	—	75,552
Total financial assets	$480,906	$28,039	$162,683	$671,628

Financial liabilities
Trade payables and accrued liabilities	$294,169	$—	$—	$294,169
Loans and borrowings	1,554,680	—	—	1,554,680
Derivative liabilities(1)	—	230,881	—	230,881
Lease liabilities(4)	98,954	—	—	98,954
Other financial liabilities(5)	188,440	—	—	188,440
Total financial liabilities	$2,136,243	$230,881	$—	$2,367,124

At December 31, 2024
Financial assets
Cash and cash equivalents	$239,329	$—	$—	$239,329
Marketable securities	—	—	6,142	6,142
Trade receivables	3,943	—	—	3,943
Derivative assets(1)	—	81	—	81
Restricted cash(2)	15,101	—	—	15,101
Other financial assets(3)	21,346	29,094	32,317	82,757
Total financial assets	$279,719	$29,175	$38,459	$347,353

Financial liabilities
Trade payables and accrued liabilities	$241,030	$—	$—	$241,030
Loans and borrowings	1,347,831	—	—	1,347,831
Derivative liabilities(1)	—	162,935	—	162,935
Lease liabilities(4)	80,366	—	—	80,366
Other financial liabilities(5)	108,200	—	—	108,200
Total financial liabilities	$1,777,427	$162,935	$—	$1,940,362
(1)     Includes current and non-current derivatives (note 15).
(2)    Includes current and non-current restricted cash. At December 31, 2025, the Company had $2.0 million (2024 – $2.9 million) of current restricted cash included in other current assets.
(3)    Other financial assets measured at amortized cost at December 31, 2025 and 2024 include other current and non-current receivables. Other financial assets measured at FVTPL at December 31, 2025 and 2024 relate to the Bear Creek Convertible Note (note 11(a)). Other financial assets measured at FVOCI at December 31, 2024 relate to the investment in Versamet included in other non-current assets (note 11(b)).
(4)    Includes current and non-current lease liabilities (note 19(b)).
(5)    Other financial liabilities mainly relate to the Equipment Facilities (note 18(a)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(i)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At December 31, 2025	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$162,683	$—	$—	$162,683
Derivative assets(1)	—	9,289	—	9,289
Other financial assets(2)	—	—	18,750	18,750
Derivative liabilities(1)	—	(136,553)	(94,328)	(230,881)
Net financial assets (liabilities)	$162,683	$(127,264)	$(75,578)	$(40,159)

At December 31, 2024
Marketable securities	$6,142	$—	$—	$6,142
Derivative assets(1)	—	81	—	81
Other financial assets(2)	—	29,094	32,317	61,411
Derivative liabilities(1)	—	(74,781)	(88,154)	(162,935)
Net financial assets (liabilities)	$6,142	$(45,606)	$(55,837)	$(95,301)
(1)Includes current and non-current derivatives (note 15).
(2)Other financial assets measured at fair value at December 31, 2025 relate to the Bear Creek Convertible Note (note 11(a) (2024 – Bear Creek Convertible Note and investment in Versamet included in other non-current assets (note 11(b)).
(3)The fair values of marketable securities are based on the quoted market price.
(4)The fair value of the Company’s foreign currency contracts is based on forward foreign exchange rates and the fair value of the Company’s gold contracts is based on forward metal prices.
The fair value of the 2025 Convertible Notes conversion option is estimated using a convertible debt valuation model which considers the contractual terms of the convertible notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instruments.
The fair value of the Equinox Gold Warrants is determined using the Black-Scholes option pricing model that uses market-derived inputs including the Company’s share price and share price volatility.
The fair value of the Bear Creek Convertible Note at December 31, 2024 was determined using a convertible debt valuation model based on the contractual terms of the convertible note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(i)Financial assets and financial liabilities measured at fair value (continued)
(5)The fair value of the Bear Creek Convertible Note at December 31, 2025 was deemed to equal the fair value of the Corani NSR under the debt settlement agreement with Highlander. The fair value of the Corani NSR is estimated using a discounted cash flow model.
The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
The fair value of the investment in Versamet at December 31, 2024 was measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The Company recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the event or change in circumstance that caused the transfer occurs. Effective April 1, 2025, a transfer of $32.3 million relating to the investment in Versamet was made from Level 3 to Level 1 of the fair value hierarchy to reflect the commencement of the common shares of Versamet trading on a public stock exchange. Effective October 1, 2025, a transfer of $38.6 million relating to the Bear Creek Convertible Note was made from Level 2 to Level 3 of the fair value hierarchy to reflect the debt settlement agreement entered into with Highlander.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(ii)Financial assets and financial liabilities not already measured at fair value
At December 31, 2025 and 2024, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		December 31, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,106,590	$1,131,898	$1,080,557	$1,106,280
Sprott Loan(1)	2	281,920	281,509	—	—
2023 Convertible Notes(2)	1	140,635	407,618	131,682	188,025
2025 Convertible Notes(3)	2	23,625	24,323	—	—
2020 Convertible Notes(4)	2	—	—	135,592	144,127
Equipment Facilities(5)	2	181,633	188,878	101,862	102,578
(1)The fair values of the Credit Facility (note 13(a)) and Sprott Loan (note 13(b)) are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amount of the 2023 Convertible Notes represents the liability component of the convertible notes (note 13(c)), while the fair value represents the liability and equity components of the convertible notes. The fair value is based on the quoted market price of the 2023 Convertible Notes.
(3)The carrying amount and fair value of the 2025 Convertible Notes (note 13(d)) represent the debt host component of the hybrid financial instruments. The fair value is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)The carrying amount of the 2020 Convertible Notes at December 31, 2024 represents the liability component of the convertible notes (note 13(e)), while the fair value represents the liability and equity components of the convertible notes. The fair value at December 31, 2024 represents the fair value of the liability component of $137.0 million and the fair value of the equity component of $7.1 million. The fair value of the liability component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(5)The fair value of the Equipment Facilities (note 18(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s Board of Directors approves and oversees the Company’s risk management process, which seeks to minimize the potential adverse effects of financial risks on the Company’s financial results. At December 31, 2025, the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets at December 31, 2025, other than those measured at FVTPL and FVOCI, and excluding those classified as held for sale (note 9), represented by the carrying amounts of the financial assets, was $480.9 million (2024 – $279.7 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(a)Credit risk (continued)
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings. Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company primarily sells its products to large global financial institutions and other companies with high credit ratings.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at December 31, 2025 of its continuing operations (note 9):

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$294,169	$—	$—	$—	$—	$—	$294,169
Loans and borrowings(1)(4)	265,200	446,205	382,008	782,009	36,527	—	1,911,949
Derivative liabilities(2)	58,473	17	—	—	—	—	58,490
Lease liabilities(4)	30,707	26,428	19,472	12,477	22,732	5,827	117,643
Other financial liabilities(1)(3)(4)	51,860	53,735	53,017	40,888	24,678	1,886	226,064
Reclamation and closure costs(4)	4,859	15,408	21,171	10,871	5,616	332,188	390,113
Purchase commitments(4)	88,564	164	—	—	—	—	88,728
Other operating commitments(4)	3,225	3,225	3,225	3,225	51,227	—	64,127
Total	$797,057	$545,182	$478,893	$849,470	$140,780	$339,901	$3,151,283
(1)Amounts included in the above table include principal and interest payments, except accrued interest, which is included in trade payables and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the Equipment Facilities (note 18(a)).
(4)Amounts included in the above table represent the undiscounted future cash flows.
The Company has an $850.0 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2023 Convertible Notes and 2025 Convertible Notes. At December 31, 2025, there was $219.6 million undrawn on the Revolving Facility (note 13(a)).
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after considering the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure (note 33).
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: currency risk, interest rate risk, and other price risk.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries are exposed to currency risk on transactions and investments denominated in currencies other than USD. At December 31, 2025, the Company was exposed to currency risk on balances denominated in currencies other than USD, principally in CAD, Nicaraguan Cordoba (“NIO”) and MXN. Effective January 1, 2024, the Central Bank of Nicaragua adopted a policy which fixed the NIO exchange rate against the US dollar at the exchange rate in effect on December 31, 2023. The exchange rate has remained fixed since January 1, 2024, mitigating the Company’s exposure to currency risk as a result of changes in the NIO exchange rate against the US dollar.
The following table summarizes the Company’s financial assets and financial liabilities that are denominated in foreign currencies at December 31, 2025, excluding those classified as held for sale (note 9):

At December 31, 2025	CAD	NIO	MXN
Financial assets
Cash and cash equivalents	$8,753	$543	$3,269
Marketable securities	162,683	—	—
Derivative assets	112	—	—
Restricted cash	7,069	—	—
Other financial assets	2,060	1,521	—
Financial liabilities
Accounts payable and accrued liabilities	(189,691)	(31,811)	(8,711)
Loans and borrowings	(23,625)	—	—
Derivative liabilities	(78,065)	—	—
Lease liabilities	(72,333)	—	—
	$(183,037)	$(29,747)	$(5,442)
At December 31, 2024
Financial assets
Cash and cash equivalents	$10,730	$—	$1,758
Marketable securities	6,142	—	—
Derivative assets	81	—	—
Restricted cash	6,921	—	—
Other financial assets	6,657	—	—
Financial liabilities
Accounts payable and accrued liabilities	(38,043)	—	(32,922)
Derivative liabilities	—	—	—
Lease liabilities	(36,983)	—	—
	$(44,495)	$—	$(31,164)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2025, excluding the effect of foreign exchange contracts, the reasonably possible weakening or strengthening in CAD against USD, assuming all other variables remained constant, would have resulted in a $13.4 million increase or decrease, respectively, in the Company’s net income during the year ended December 31, 2025.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Currency risk (continued)
A weakening or strengthening in NIO and MXN against USD, assuming all other variables remained constant, would not have resulted in a significant impact on the Company’s net income during the year ended December 31, 2025.
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk which are accounted for as derivatives (note 15(a)). The Company’s outstanding USD:BRL foreign exchange contracts were fully settled on January 23, 2026. A 10% weakening in CAD and MXN against USD at December 31, 2025 would have resulted in a decrease in the fair value of the Company’s foreign currency net derivative asset and a decrease of $21.0 million in the Company’s net income during the year ended December 31, 2025. A 10% strengthening in CAD and MXN against USD would have resulted in an increase in the fair value of the Company’s foreign currency net derivative asset and an increase of $18.6 million in the Company’s net income during the year ended December 31, 2025.
(ii)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.
At December 31, 2025, the Company was exposed to interest rate cash flow risk on its Credit Facility and Sprott Loan which are subject to variable interest rates based on SOFR (notes 13(a) and 13(b)). The Term Loan and Sprott Loan were fully repaid on January 23, 2026. A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2025 would have resulted in an increase or decrease of $4.8 million, respectively, in the interest expense on the Revolving Facility and the Company’s net income during the year ended December 31, 2025.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices, other than currency risk or interest rate risk.
At December 31, 2025, the Company’s investments in marketable securities are measured at fair value. A 10% increase or decrease in the applicable share prices would have resulted in an increase or decrease of $14.1 million, respectively, in the Company’s other comprehensive income for the year ended December 31, 2025.
In connection with the gold swap agreements (note 15(b)(i)) and the Greenstone Contingent Consideration (note 15(b)(ii)), a 10% increase in the price of gold at December 31, 2025 would have resulted in a decrease of $17.1 million in the Company's net income for the year ended December 31, 2025. A 10% decrease in the price of gold at December 31, 2025 would have resulted in an increase of $9.7 million in the Company’s net income for the year ended December 31, 2025.
Based on the contractual terms and total notional ounces remaining, the Company is not exposed to significant price risk on its outstanding gold collar contracts as at December 31, 2025.
The fair values of the 2025 Convertible Notes conversion option (note 15(b)(iii)) and Equinox Gold Warrants (note 15(b)(iv)) are measured using valuation models that use the Company’s share price as an input. A 10% increase or decrease in the Company’s share price at December 31, 2025 would have resulted in a decrease or increase of $6.0 million, respectively, in the Company’s net income for the year ended December 31, 2025.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

33.    CAPITAL MANAGEMENT
The capital of the Company consists of items included in the Company’s equity and loans and borrowings, net of cash and cash equivalents. The Company’s capital at December 31, 2025 and 2024, as defined above, is summarized in the following table:

	2025	2024
Equity	$5,795,307	$3,397,552
Loans and borrowings	1,554,680	1,347,831
	7,349,987	4,745,383
Less: cash and cash equivalents	(407,355)	(239,329)
	$6,942,632	$4,506,054
The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets, including its marketable securities.
34.    CONTINGENCIES
The Company is a defendant in various lawsuits, and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters in the jurisdictions in which it operates. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At December 31, 2025, the Company’s provision for legal, environmental and other matters amounted to $10.3 million which was primarily included in liabilities relating to assets held for sale (note 9) (2024 – $6.4 million included in other non-current liabilities).
The significant outstanding matters as at December 31, 2025 are as follows:
(a)Mercedes Mine 2016 tax year audit
The Company sold the Mercedes Mine to a third party in 2022 and the sale agreement included tax indemnity provisions. The Mexican tax authority is currently auditing the 2016 tax year for the Mercedes Mine. As a final assessment has not been issued, the Company determined that no present obligation existed under the tax indemnity at December 31, 2025 and, accordingly, no provision was recognized. The amount and timing of any final assessment remain uncertain and may be subject to appeal.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 resulting in the overflow of a freshwater pond at the Aurizona site. The tailings facility and other infrastructure remained operational. Public civil actions have been filed against MASA in the state and federal courts seeking various damages related to the rain event, and criminal proceedings have been initiated by the federal public prosecutor. The Company, together with its advisors, believes the public civil actions and criminal proceedings are without merit and that a cash outflow is not probable. Accordingly, no provision has been recognized in relation to the public civil actions and criminal proceedings at December 31, 2025. In connection with the Brazil Sale Transaction (note 9), the Company has provided indemnities to the Buyer in respect of certain claims, including this matter.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)

35.    SUBSEQUENT EVENTS
On February 18, 2026, the Company declared a quarterly cash dividend of $0.015 per common share, which is payable on March 26, 2026 to shareholders of record as of March 12, 2026. On February 18, 2026, the Board of Directors approved the implementation of a normal course issuer bid, subject to TSX approval, to purchase for cancellation up to 5% of the Company’s outstanding shares.